As filed with the Securities and Exchange Commission on May 1, 1997

                                                 Registration Nos. 333-26341
                                                                   811-08205

     -----------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

        FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D (Separate Account D)
                           (Exact Name of Registrant)

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                               (Name of Depositor)

              95 Wall Street, 22nd Floor, New York, New York 10005 (Address of Depositor's Principal Executive Offices)

                                 (212) 858-8200
               (Depositor's Telephone Number, including Area Code)

                          Richard H. Gaebler, President
                     FIRST INVESTORS LIFE INSURANCE COMPANY
                           95 Wall Street, 22nd Floor
                            New York, New York 10005
                     (Name and Address of Agent for Service)

                        Copies of all communications to:
                         Freedman, Levy, Kroll & Simonds
                             1050 Connecticut Avenue
                           Washington, D.C. 20036-5366
                            Attn: Gary O. Cohen, Esq.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant hereby registers an indefinite number of securities under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                  FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D

                              CROSS-REFERENCE SHEET

N-4 Item No.                                                Location
------------                                                --------
PART A:  PROSPECTUS
 1.  Cover Page........................................     Cover Page
 2.  Definitions ......................................     Glossary of Special Terms
 3.  Synopsis .........................................     Fee Table
 4.  Condensed Financial Information...................     Not Applicable
 5.  General Description of Registrant, Depositor, and
     Portfolio Companies...............................     General Descriptions
 6.  Deductions .......................................     Purchases, Charges and Expenses
 7.  General Description of Variable Annuity
     Contracts.........................................     Variable Annuity Contracts
 8.  Annuity Period....................................     Variable Annuity Contracts
 9.  Death Benefit.....................................     Variable Annuity Contracts
 10. Purchases and Contract Value......................     Purchases, Charges and
                                                            Expenses;
                                                            Variable Annuity Contracts
 11. Redemptions ......................................     Variable Annuity Contracts
 12. Taxes ............................................     Federal Income Tax Status
 13. Legal Proceedings.................................     Not Applicable
 14. Table of Contents of the Statement of
     Additional Information............................     Table of Contents of the Statement
                                                            of Additional Information

PART B:  STATEMENT OF ADDITIONAL INFORMATION

 15. Cover Page........................................     Cover Page
 16. Table of Contents.................................     Table of Contents
 17. General Information and History...................     General Description; Other
                                                            Information
 18. Services ...................... ..................     Services
 19. Purchase of Securities Being Offered..............     Not Applicable
 20. Underwriters .....................................     Services
 21. Calculation of Performance Data...................     Not Applicable
 22. Annuity Payments..................................     Annuity Payments
 23. Financial Statements..............................     Relevance of Financial Statements;
                                                            Financial Statements

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D
INDIVIDUAL VARIABLE ANNUITY CONTRACTS
OFFERED BY
FIRST INVESTORS LIFE INSURANCE COMPANY
95 Wall Street, New York, New York  10005/(212) 858-8200

      This Prospectus describes the Variable Annuity Contracts (the "Contracts") offered by First Investors Life Insurance Company ("First Investors Life"). The Contracts are designed for individual investors who desire to accumulate capital on a tax-deferred basis for retirement or other long-term purposes. The Contracts may be purchased on a nonqualified basis. The Contracts may also be purchased through (1) qualified individual retirement accounts and (2) qualified corporate employee pension and profit-sharing plans. The Contracts offered are flexible premium deferred variable annuity contracts ("Deferred Variable Annuity Contracts") under which annuity payments will begin on a selected future date. A PENALTY MAY BE ASSESSED ON EARLY WITHDRAWALS (SEE "FEDERAL INCOME TAX STATUS"). THE CONTRACTS CONTAIN A 10-DAY REVOCATION RIGHT (SEE "VARIABLE ANNUITY CONTRACTS--TEN-DAY REVOCATION RIGHT"). The Contracts provide for the accumulation of values on a variable basis. Payment of annuity benefits will be on a variable basis, unless a fixed basis or a combination of variable and fixed bases is selected by the Contractowner. Unless otherwise stated, this Prospectus describes only the variable aspects of the Contracts. The Contracts contain information on the fixed aspects.

      Contractowners' purchase payments less certain deductions ("net purchase payments") are paid into a unit investment trust, First Investors Life Variable Annuity Fund D ("Separate Account D"). A Contractowner elects to have his or her net purchase payments paid into any one or more of the eleven subaccounts of Separate Account D (the "Subaccounts"). The assets of each Subaccount are invested at net asset value in shares of the related series of First Investors Life Series Fund (the "Life Series Fund"), an open-end, diversified management investment company.
      This Prospectus sets forth the information about Separate Account D that a prospective investor should know before investing and should be kept for future reference. A Statement of Additional Information, dated______, 1997, has been filed with the Securities and Exchange Commission and is incorporated herein by reference in its entirety. (See page 21 of this Prospectus for the Table of
Contents of the Statement of Additional Information.) The Statement of Additional Information is available at no charge upon request to First Investors Life at the address or telephone number indicated above. Additional information about Separate Account D has been filed with the Securities and Exchange Commission.


             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
                    BY THE SECURITIES AND EXCHANGE COMMISSION
            OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
         OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
           THIS PROSPECTUS IS VALID ONLY WHEN ATTACHED TO THE CURRENT
                 PROSPECTUS OF FIRST INVESTORS LIFE SERIES FUND.

                  The date of this Prospectus is _______, 1997

                            GLOSSARY OF SPECIAL TERMS

      ACCUMULATED VALUE - The value of all the Accumulation Units credited to the Contract.

      ACCUMULATION PERIOD - The period between the date of issue of a Contract and the Annuity Commencement Date.

      ACCUMULATION UNIT - A unit used to measure the value of a Contractowner's interest in a Subaccount of Separate Account D prior to the Annuity Commencement Date.

      ADDITIONAL PAYMENT - A purchase payment made to First Investors Life after issuance of a deferred annuity.

      ANNUITANT - The person designated to receive or the person who is actually receiving annuity payments under a Contract.

      ANNUITY COMMENCEMENT DATE - The date on which annuity payments are to commence.

      ANNUITY UNIT - A unit used to determine the amount of each annuity payment after the first.

      BENEFICIARY - The person designated to receive any benefits under a Contract upon the death of the Annuitant in accordance with the terms of the Contract.

      CONTRACT - An individual variable annuity contract offered by this Prospectus.

      CONTRACTOWNER - The person or entity with legal rights of ownership of the Contract.

      FIXED ANNUITY - An annuity with annuity payments which remain fixed as to dollar amount throughout the payment period.

      GENERAL ACCOUNT - All assets of First Investors Life other than those allocated to Separate Account D and other segregated investment accounts of First Investors Life.

      JOINT ANNUITANT - The designated second person under joint and survivor life annuity.

      SEPARATE ACCOUNT D - The segregated investment account entitled "First Investors Life Variable Annuity Fund D," established by First Investors Life pursuant to applicable law and registered as a unit investment trust under the Investment Company Act of 1940, as amended.

      SINGLE PAYMENT - A one-time purchase payment made to First Investors Life to purchase a deferred annuity.

      SUBACCOUNT - A segregated investment subaccount under Separate Account D which corresponds to a series of the Life Series Fund. The assets of the Subaccount are invested in shares of the corresponding series of the Life Series Fund.

      VALUATION DATE - Any date on which the New York Stock Exchange ("NYSE") is open for regular trading. Each Valuation Date ends as of the close of regular trading on the NYSE (normally 4:00 P.M., Eastern Time). The NYSE currently observes the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

      VALUATION PERIOD - The period beginning on the date after any Valuation Date and ending at the end of the next Valuation Date.

      VARIABLE ANNUITY - An annuity with annuity payments varying in amount in accordance with the net investment experience of the Subaccounts.

                                    FEE TABLE


      The following table has been prepared to assist the investor in understanding the various costs and expenses a Contractowner will directly or indirectly bear. The table reflects expenses of Separate Account D as well as the series (each a "Fund" and collectively "Funds") of the Life Series Fund. The Fee Table reflects expenses expected to be incurred in 1997.

CONTRACTOWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchases (as a percentage of purchase payments).    None

Maximum Contingent Deferred Sales Charge...............................  7.00%*

ANNUAL CONTRACT MAINTENANCE CHARGE.....................................  $30.00

SEPARATE ACCOUNT ANNUAL EXPENSES
      (as a percentage of average account value)

Mortality and Expense Risk Charges.....................................   1.25%
Administrative Charge..................................................    .15%

Total Separate Account Annual Expenses.................................    1.4%


FUND ANNUAL EXPENSES
(as a percentage of Fund average net assets)

                                                                                       TOTAL FUND
                                                     MANAGEMENT           OTHER        OPERATING
                                                        FEES(1)        EXPENSES(2)     EXPENSES(3)
Blue Chip Fund...................................      0.75%             0.09%            0.84%
Cash Management Fund.............................      0.60+             0.10+            0.70+
Discovery Fund...................................      0.75              0.10             0.85
Government Fund..................................      0.60+             -0-+             0.60+
Growth Fund......................................      0.75              0.10             0.85
High Yield Fund..................................      0.75              0.10             0.85
International Securities Fund....................      0.75              0.37             1.12
Investment Grade Fund............................      0.60+             -0-+             0.60+
Target Maturity 2007 Fund........................      0.60+             -0-+             0.60+
Target Maturity 2010 Fund........................      0.60+             -0-+             0.60+
Utilities Income Fund............................      0.60+             0.11             0.71+

+  Net of waiver and/or reimbursement

(1) For the fiscal year ended December 31, 1996, the Adviser waived Management Fees in excess of 0.60% for Cash Management Fund, Government Fund, Investment Grade Fund, Target


--------
* The Maximum Contingent Deferred Sales Charge is a percentage of the value of the Accumulation Units surrendered (not to exceed the aggregate amount of the purchase payments made for such Units). It decreases 1% each year so that there is no charge after 7 years. Each year up to 10% of total purchase payments may be surrendered without a contingent deferred sales charge. Additional purchase payments do not cause the contingent deferred sales charge percentages to start over on prior purchase payments.

        Maturity 2007 Fund, Target Maturity 2010 Fund and Utilities Income Fund. Absent the waiver, Management Fees would have been 0.75% for each of these Funds. The Adviser will continue to waive such fees for a minimum period ending December 31, 1997.

(2) Other Expenses have been restated for Cash Management Fund and Utilities Income Fund to reflect current expenses. The Adviser will reimburse Government Fund, Investment Grade Fund, Target Maturity 2007 Fund and
        Target Maturity 2010 Fund for all Other Expenses and Cash Management Fund for Other Expenses in excess of 0.10% for a minimum period ending December 31, 1997. Otherwise, other Expenses would have been 0.36% for Cash Management Fund, 0.19% for Government Fund, 0.13% for Investment Grade Fund, and 0.07% Target Maturity 2007 Fund and are estimated to be 0.23% for Target Maturity 2010 Fund.

(3) If certain fees and expenses were not waived or reimbursed, Total Fund Operating Expenses would have been 1.11% for Cash Management Fund, 0.94% for Government Fund, 0.88% for Investment Grade Fund, 0.82% for Target Maturity 2007 Fund, 0.86% for Utilities Income Fund and are estimated to be 0.91% for Target Maturity 2010 Fund. Each Fund, other than International Securities Fund, has an expense offset arrangement that may reduce the Fund's custodian fee based on the amount of cash maintained by the Fund with its custodian. Any such fee reductions are not reflected under Total Fund Operating Expenses.

      For more complete descriptions of the various costs and expenses shown, please refer to "Purchases, Charges and Expenses." In addition, Premium taxes may be applicable (see "Other Charges").

EXAMPLE

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                              1 YEAR          3 YEARS
                                              ------          -------

Blue Chip Fund...............................  $123            $210
Cash Management Fund.........................   121             206
Discovery Fund...............................   123             210
Government Fund..............................   120             203
Growth Fund..................................   123             210
High Yield Fund..............................   123             210
International Securities Fund................   126             218
Investment Grade Fund........................   120             203
Target Maturity 2007 Fund....................   120             203
Target Maturity 2010 Fund....................   120             203
Utilities Income Fund........................   121             206

EXAMPLE

If you do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                              1 year          3 years
                                              ------          -------

Blue Chip Fund...............................    53             160
Cash Management Fund.........................    51             156
Discovery Fund...............................    53             160
Government Fund..............................    50             153
Growth Fund..................................    53             160
High Yield Fund..............................    53             160
International Securities Fund................    56             171
Investment Grade Fund........................    50             153
Target Maturity 2007 Fund....................    50             153
Target Maturity 2010 Fund....................    50             153
Utilities Income Fund........................    51             156

      THE EXPENSES IN THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES IN FUTURE YEARS MAY BE GREATER OR LESS THAN THOSE SHOWN.

                               GENERAL DESCRIPTION

   FIRST  INVESTORS  LIFE  INSURANCE  COMPANY.  First  Investors  Life Insurance
Company, 95 Wall Street, New York, New York 10005 ("First Investors Life"), a stock life insurance company incorporated under the laws of the State of New York in 1962, writes life insurance, annuities and accident and health insurance. First Investors Consolidated Corporation ("FICC"), a holding company, owns all of the voting common stock of First Investors Management Company, Inc. ("FIMCO" or "Adviser") and all of the outstanding stock of First Investors Life, First Investors

     Corporation ("FIC" or "Underwriter") and Administrative Data Management Corp., the transfer agent for the Life Series Fund. Mr. Glenn O. Head, Chairman of FICC, controls FICC and, therefore, controls the Adviser and First Investors Life.

   SEPARATE ACCOUNT D. First Investors Life Variable Annuity Fund D, also known by its proprietary name, the "Tax Tamer II" ("Separate Account D"), was established on April 8, 1997 under the provisions of the New York Insurance Law. The assets of Separate Account D are segregated from the assets of First Investors Life, and that portion of such assets having a value equal to, or approximately equal to, the reserves and contract liabilities under the Contracts are not chargeable with liabilities arising out of any other business of First Investors Life. Separate Account D is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"), but such registration does not involve any supervision by the Commission of the management or investment practices or policies of Separate Account D.

   The assets of each Subaccount of Separate Account D are invested at net asset value in shares of the corresponding Fund of Life Series Fund. For example, the Blue Chip Subaccount invests in the Blue Chip Fund, the Government Subaccount invests in the Government Fund, and so on. The Life Series Fund's Prospectus describes the risks attendant to an investment in each Fund of the Life Series Fund.

   Income, gains and losses, whether or not realized, from assets allocated to the Subaccounts of Separate Account D are, in accordance with the applicable Contracts, credited to or charged against the Subaccounts of Separate Account D without regard to other income, gains or losses of First Investors Life. The obligations under the Contracts are obligations of First Investors Life.

   Any and all distributions received from a Fund will be paid in shares of the distributing Fund or if in cash, will be reinvested in shares of that Fund at net asset value for the corresponding Subaccount. Accordingly, no cash distributions will be made to Contractowners. Deductions and redemptions from any Subaccount of Separate Account D may be effected by redeeming the number of applicable Fund shares, at net asset value, necessary to satisfy the amount to be deducted or redeemed. Shares of the Funds in the Subaccounts will be valued at their net asset values.

   Separate Account D is divided into the following Subaccounts, each of which corresponds to the following Funds of the Life Series Fund:

SEPARATE ACCOUNT D SUBACCOUNT                    FUND
-----------------------------                    ----
Blue Chip Subaccount                             Blue Chip Fund
Cash Management Subaccount                       Cash Management Fund
Discovery Subaccount                             Discovery Fund
Government Subaccount                            Government Fund
Growth Subaccount                                Growth Fund
High Yield Subaccount                            High Yield Fund
International Securities Subaccount              International Securities Fund
Investment Grade Subaccount                      Investment Grade Fund
Target Maturity 2007 Subaccount                  Target Maturity 2007 Fund
Target Maturity 2010 Subaccount                  Target Maturity 2010 Fund
Utilities Income Subaccount                      Utilities Income Fund

   Each Contractowner designates the Subaccount in which his or her purchase payment (less deductions) will be invested. That Subaccount in turn invests in the corresponding Fund of the Life Series Fund as set forth above.

   Subject to applicable law, First Investors Life reserves the right to make certain changes if, in its judgment, they would best serve the interests of the Contractowners and Annuitants or would be appropriate in carrying out the purposes of the Contract. First Investors Life will obtain, when required, the necessary Contractowner approval or regulatory approval for any changes and provide, when required, the appropriate notification to Contractowners prior to making such changes. Examples of the changes First Investors Life may make include, but are not limited to:

       . To operate Separate Account D in any form permitted under the 1940 Act or in any other form permitted by law.

       .       To add,  delete,  combine,  or  modify  Subaccounts  of  Separate
               Account D.

       . To add, delete, or substitute for the Fund shares held in any Subaccount, the shares of any investment company or series thereof, or any investment permitted by law.

       . To make any amendments to the Contracts necessary for the Contracts to comply with the provisions of the Internal Revenue Code or any other applicable federal or state law.

   YOUR CHOICE OF INVESTMENT OBJECTIVE. When you purchase a Contract you decide to place your purchase payment and any additional purchase payments into at least one but not more than five of the Subaccounts of Separate Account D, provided the allocation to any one Subaccount is not less than 10% of the purchase payment. Each Subaccount corresponds to a Fund of the Life Series Fund. The investment objectives of each Fund of the Life Series Fund are set forth below. There is no assurance that the investment objective of any Fund of the Life Series Fund will be realized. Because each Fund of the Life Series Fund is intended to serve a different investment objective, each is subject to varying degrees of financial and market risks. In addition, total operating expenses vary by Fund. Twelve (12) times during any Contract year, you may transfer part or all of your cash value from the Subaccounts you are in to other Subaccounts provided the cash value is not allocated to more than five of the Subaccounts, and provided the allocation to any one Subaccount is not less than 10% of the cash value of the Contract. The cash value of the Contract may increase or decrease depending on the investment performance of the Subaccounts selected. First Investors Life reserves the right to adjust allocations to eliminate fractional percentages.


   THE FUND. First Investors Life Series Fund is a diversified open-end management investment company registered under the 1940 Act. Registration of Life Series Fund with the Commission does not involve supervision by the Commission of the management or investment practices or policies of the Life Series Fund. The Life Series Fund consists of eleven separate Funds. The shares of the Funds are not sold directly to the general public but are available only through the purchase of an annuity contract or a variable life insurance policy issued by First Investors Life. Life Series Fund reserves the right to offer shares of its Funds to other separate acounts of First Investors Life or directly to First Investors Life. The eleven Funds of Life Series Fund may be referred to as: First Investors Life Blue Chip Fund, First Investors Life Cash Management Fund, First Investors Life Discovery Fund, First Investors Life
Government Fund, First Investors Life Growth Fund, First Investors Life High Yield Fund, First Investors Life International Securities Fund, First Investors Life Investment Grade Fund, First Investors Life Target Maturity 2007 Fund, First Investors Life Target Maturity 2010 Fund and First Investors Life Utilities Income Fund.

   The investment objectives of each Fund of the Life Series Fund are as follows:

   BLUE CHIP FUND. The investment objective of Blue Chip Fund is to seek high total investment return consistent with the preservation of capital. This goal will be sought by investing, under normal market conditions, primarily in equity securities of "Blue Chip" companies that the Fund's investment adviser believes have potential earnings growth that is greater than the average company included in the Standard and Poor's 500 Composite Stock Price Index.

   CASH MANAGEMENT FUND. The objective of Cash Management Fund is to seek to earn a high rate of current income consistent with the preservation of capital and maintenance of liquidity. The Cash Management Fund will invest in money market obligations, including high quality securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities, bank obligations and high grade corporate instruments. An investment in the Fund is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Fund will be able to maintain a stable net asset value of $1.00 per share.

   DISCOVERY FUND. The investment objective of Discovery Fund is to seek long-term capital appreciation, without regard to dividend or interest income, through investment in the common stock of companies with small to medium market capitalization that the Adviser considers to be undervalued or less well known in the current marketplace and to have the potential for capital growth.

   GOVERNMENT FUND. The investment objective of Government Fund is to seek to achieve a significant level of current income which is consistent with security and liquidity of principal by investing, under normal market conditions, primarily in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities (including mortgage-backed securities).

   GROWTH FUND. The investment objective of Growth Fund is to seek long-term capital appreciation. This goal will be sought by investing, under normal market conditions, primarily in common stocks of companies and industries selected for their growth potential.

   HIGH YIELD FUND. The primary objective of High Yield Fund is to seek to earn a high level of current income. The Fund actively seeks to achieve its secondary objective of capital appreciation to the extent consistent with its primary objective. The Fund seeks to attain its objectives primarily through investments in lower-grade, high-yielding, high risk debt securities. Investments in high yield, high risk securities, commonly referred to as "junk bonds," may entail risks that are different or more pronounced than those involved in higher-rated securities. See "High Yield Securities--Risk Factors" in the Fund's Prospectus.

   INTERNATIONAL SECURITIES FUND. The primary objective of International Securities Fund is to seek long-term capital growth. As a secondary objective, the Fund seeks to earn a reasonable level of current income. These objectives are sought, under normal market conditions, through investment in common stocks, rights and warrants, preferred stocks, bonds and other debt obligations issued by companies or governments of any nation, subject to certain restrictions with respect to concentration and diversification.

   INVESTMENT GRADE FUND. The investment objective of Investment Grade Fund is to seek a maximum level of income consistent with investment in investment grade debt securities. The Fund seeks to achieve its objective primarily by investing, under normal market conditions, in debt securities of U.S. issuers that are rated in one of the four highest rating categories by Moody's Investors Service, Inc. or Standard & Poor's Ratings Group or, if unrated, are deemed to be of comparable quality by the Fund's investment adviser.

   TARGET MATURITY 2007 FUND. The investment objective of Target Maturity 2007 Fund is to seek a predictable compounded investment return for investors who hold their Fund shares until the Fund's maturity, consistent with the preservation of capital. The Fund will seek its objective by investing, under normal market conditions, in zero coupon securities which are issued by the U.S. Government, its agencies or instrumentalities or created by third parties using securities issued by the U.S. Government, its agencies or instrumentalities.

   TARGET MATURITY 2010 FUND. The investment objective of Target Maturity 2010 Fund is to seek a predictable compounded investment return for investors who hold their Fund shares until the Fund's maturity, consistent with the preservation of capital. The Fund will seek its objective by investing, under normal market conditions, in zero coupon securities which are issued by the U.S. Government, its agencies or instrumentalities or created by third parties using securities issued by the U.S. Government, its agencies or instrumentalities.

   UTILITIES INCOME FUND. The primary objective of Utilities Income Fund is to seek high current income. Long-term capital appreciation is a secondary objective. These objectives are sought, under normal market conditions, through investment in equity and debt securities issued by companies primarily engaged in the public utilities industry.

   No offer will be made of a Contract funded by the underlying Fund unless a current Life Series Fund Prospectus has been delivered. Each Fund of the Life Series Fund may be referred to as "Fund" or "Series" in the underlying Contracts.


   For more complete information about each of the Funds underlying Separate Account D, including management fees and other expenses, see Life Series Fund's Prospectus. The Prospectus details each Fund's investment goals, management strategies, investment restrictions, portfolio turnover rate, the market and financial risks of an investment in the Fund's shares, as well as the risk of investing in a fund that sells its shares to other separate accounts, including variable life insurance company separate accounts. Because the Life Series Fund sells its shares to more than one separate account, the possibility arises that violation of the federal tax laws by another separate account investing in Life Series Fund could cause the Contracts funded through Separate Account D to lose their tax-deferred status, unless remedial action were taken. It is important to read the Prospectus carefully before your decide to invest. Additional copies of Life Series Fund's Prospectus, which is attached hereto, may be obtained by writing to First Investors Life Insurance Company, 95 Wall Street, New York, New York 10005 or by calling (212) 858-8200. There can be no assurance that any of the objectives of the Funds will be achieved.

   ADVISER. First Investors Management Company, Inc. (the "Adviser"), an affiliate of First Investors Life, is the investment adviser of each Fund. The Adviser supervises and manages the investments and operations of each Fund, except for International Securities Fund and Growth Fund. The Adviser is a New York corporation located at 95 Wall Street, New York, NY 10005.

   SUBADVISER. Wellington Management Company ("WMC" or "Subadviser") has been retained by the Adviser and the Life Series Fund, on behalf of International Securities Fund and Growth Fund, as each of those Funds' investment subadviser. The Adviser has delegated discretionary trading authority to WMC with respect to all the assets of International Securities Fund and

   Growth Fund, subject to the continuing oversight and supervision of the Adviser and the Life Series Fund's Board of Trustees. As compensation for its services, WMC is paid by the Adviser, and not by either Fund, a fee which is computed daily and paid monthly.

    WMC, located at 75 State Street, Boston, MA 02109, is a Massachusetts limited liability partnership of which Robert W. Doran, Duncan M. McFarland and John R. Ryan are Managing Partners. WMC is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowment funds, foundations and other institutions and individuals. As of December 31, 1996, WMC held investment management authority with respect to approximately $133 billion of assets. Of that amount, WMC acted as investment adviser or subadviser to approximately 84 registered investment companies or series of such companies, with net assets of approximately $90 billion as of December 31, 1996. WMC is not affiliated with the Adviser or any of its affiliates.

   UNDERWRITER. First Investors Life and Separate Account D have entered into an Underwriting Agreement with their affiliate, FIC, 95 Wall Street, New York, New York 10005. First Investors Life has reserved the right in the Underwriting Agreement to sell the Contracts directly. The Contracts are sold by insurance agents licensed to sell variable annuities, who are registered representatives of the Underwriter or broker-dealers who have sales agreements with the Underwriter.

   VOTING RIGHTS. First Investors Life will vote the shares of any Fund held in a corresponding Subaccount or directly, at any Fund shareholders meeting, in accordance with its view of present law. It will vote Fund shares held in any corresponding Subaccount as follows: shares attributable to Contractowners for which it receives instructions, in accordance with the instructions; shares attributable to Contractowners for which it does not receive instructions, in the same proportion that it votes shares held in the Subaccount for which it receives instructions; and shares not attributable to Contractowners, in the same proportion that it votes shares held in the Subaccount that are attributable to Contractowners and for which it receives instructions. It will vote Fund shares held directly in the same proportion that it votes shares held in any corresponding subaccounts that are attributable to Contractowners and for which it receives instructions, except that where there are no shares held in any subaccount it will vote its own shares as it deems appropriate. All of the shares of any Fund held by First Investors Life through a Subaccount or directly will be presented at any Fund shareholders meeting for purposes of determining a quorum.

   Prior to the Annuity Commencement Date, the number of Fund shares held in a corresponding Subaccount that is attributable to each Contractowner is determined by dividing the Subaccount's Accumulated Value by the net asset value of one Fund share. After the Annuity Commencement Date, the number of Fund shares held in a corresponding Subaccount that is attributable to each Contractowner is determined by dividing the reserve held in the Subaccount for the variable annuity payment under the Contract by the net asset value of one Fund share. As this reserve fluctuates, the number of votes fluctuates. The number of votes that a Contractowner has the right to cast will be determined as of the record date established by Life Series Fund.

   Voting instructions will be solicited by written communication prior to the date of the meeting at which votes are to be cast. Each Contractowner having a voting interest in a Subaccount will be sent meeting and other materials relating to the Fund.

   First Investors Life reserves the right to proceed other than as described above, including the right to vote shares of any Fund in its own right, to the extent permitted by law.

                         PURCHASES, CHARGES AND EXPENSES

   PURCHASE PAYMENTS. Purchase payments are used to purchase Accumulation Units of one or more Subaccounts and not shares of the Fund or Funds in which the Subaccount or Subaccounts invest.

   The minimum initial purchase payment is $25,000 for a Deferred Variable Annuity Contract. Additional payments under a Deferred Variable Annuity Contract in the minimum amount of $200 may be made at any time after the issuance of the Contract.

   Initial purchase payments will be credited to a Contractowner's Account on the Valuation Date they are received by First Investors Life, provided that First Investors Life has received a duly completed application. Additional payments will be credited to a Contractowner's Account on the Valuation Date they are received by First Investors Life. In the event First Investors Life receives an incomplete application, all required information shall be provided not later than five business days following the receipt of such application or the purchase payment will be returned to the applicant at the end of such five-day period.

   Purchase payments will be allocated to the appropriate Subaccount or Subaccounts based upon the next computed value of an Accumulation Unit following receipt by First Investors Life at its Executive Office or other designated office. Accumulation Units are valued at the end of each Valuation Date (i.e., as of the close of regular trading on the NYSE, normally 4:00 P.M., Eastern
Time).

   CONTINGENT DEFERRED SALES CHARGE. Separate Account D Deferred Variable Annuity Contracts are sold without an initial sales charge, but may be subject to a contingent deferred sales charge ("CDSC") upon a full or partial surrender of the Contract. The CDSC is a percentage of the value of the Accumulation Units surrendered (not to exceed the aggregate amount of the purchase payments made for such Units) and declines, in accordance with the Table below, from 7% to 0% over a seven year period. Purchase payments will be deemed surrendered in the order in which they were received (first-in, first-out) and all surrenders will be first from purchase payments and then from other contract values.


                     CONTINGENT DEFERRED SALES CHARGE TABLE

--------------------------------------------------------------------------------
        Contingent Deferred Sales Charge
       as a Percentage of Purchase Payments       Length of Time from Purchase
                   Surrendered                         Payment in Years

                         7%                               Less than 1
                         6%                                   1-2
                         5%                                   2-3
                         4%                                   3-4
                         3%                                   4-5
                         2%                                   5-6
                         1%                                   6-7
                         0%                               More than 7
--------------------------------------------------------------------------------

   No CDSC will be assessed (i) in the event of the death of the Annuitant or the Contractowner, as applicable, (ii) if the contract values are applied to an annuity option provided for under this contract, (iii) for surrenders up to the annual limit of the Withdrawal Privilege, or (iv) for surrenders used to pay Premium taxes. For information concerning the Annuity Options and the Withdrawal Privilege, see "Annuity Options" and "Surrender and Termination During the Accumulation Period."

   MORTALITY AND EXPENSE RISK CHARGES. Although the amount of each variable annuity payment made to an Annuitant will vary in accordance with the investment performance of the Subaccounts, the amount will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. First Investors Life assumes this "mortality risk" by virtue of annuity rates incorporated in the Contracts which cannot be changed.

   The mortality risk assumed by First Investors Life arises from its obligation to continue to make fixed or variable annuity payments, determined in accordance with the annuity tables and other provisions of the Contracts, to each Annuitant regardless of how long that person lives and regardless of how long all payees as a group live. This assures an Annuitant that neither the Annuitant's own longevity nor an improvement in life expectancy generally will have any adverse effect on the variable annuity payments the Annuitant will receive under the Contract, and relieves the Annuitant of the risk that the Annuitant will outlive the funds that the Annuitant has accumulated for retirement. First Investors Life also assumes mortality risk as a result of its guarantee of a minimum payment in the event the Annuitantor the Contractowner named in the original application for the Contract dies prior to the Annuity Commencement Date.

   In addition, First Investors Life assumes the risk that the charges for administrative expenses may not be adequate to cover such expenses and assures that it will not increase the amount charged for administrative expenses. In consideration for its assumption of these mortality and expense risks, First Investors Life deducts an amount equal on an annual basis to 1.25% of the daily net asset value of the Subaccounts. Of such charge, approximately 0.85% is for assuming the mortality risk and 0.4% is for assuming the expense risk.

   First Investors Life guarantees that it will not increase the mortality and expense risk charges during the term of any Contract. If the charges are insufficient to cover the actual cost of the mortality and expense risks, the loss will fall on First Investors Life; conversely, if the deductions prove more than sufficient, the excess will be a profit to First Investors Life. Any profits resulting to First Investors Life for over-estimates of the actual costs of the mortality and expense risks can be used by First Investors Life for any business purpose, including the payment of expenses of distributing the Contracts, and will not remain in Separate Account D.

   ADMINISTRATIVE CHARGE. First Investors Life deducts an amount equal on an annual basis to .15% of the daily net asset value of the Subaccounts as an administrative charge. This charge will not be increased during the term of any Contract.

   CONTRACT MAINTENANCE CHARGE. On the last business day of each Contract Year or on the date of surrender of the Contract, if earlier, the Company deducts a $30.00 Contract Maintenance Charge from the Accumulated Value, provided that in no case will this charge exceed 2% of such value. It will be charged against the Accumulated Value by proportionately reducing the number of Accumulation Units held on that date with respect to each active Subaccount of Separate Account D. This charge will not be increased during the term of any Contract.

   OTHER CHARGES. Some states assess Premium taxes which presently range from 0% to 2.35% at the time purchase payments are made; others assess Premium taxes at the time of surrender or when annuity payments begin. First Investors Life currently advances any Premium taxes due at the time purchase payments are made and then deducts Premium taxes from the Accumulated Value of the Contract at the time of surrender, upon death of the Annuitant or when annuity payments begin. First Investors Life, however, reserves the right to deduct Premium taxes when incurred. See Appendix I for Premium tax table.


   EXPENSES. There are deductions from and expenses paid out of the assets of the Funds that are described in the Prospectus for the Funds.

                           VARIABLE ANNUITY CONTRACTS

   This Prospectus offers individual Deferred Variable Annuity Contracts under which annuity payments will begin on a selected future date. First Investors Life is offering the Contracts in states where it has the authority to issue the Contracts. The individual Deferred Variable Annuity Contracts offered by this Prospectus are designed to provide lifetime annuity payments to Annuitants in accordance with the plan adopted by the Contractowner. The amount of annuity payments will vary with the investment performance of the Subaccounts. The Contracts obligate First Investors Life to make payments for the lifetime of the Annuitant in accordance with the annuity rates contained in the Contract, regardless of actual mortality experience (see "Annuity Period"). Upon the death of the Annuitant under a Contract before the Annuity Commencement Date, First Investors Life will pay a death benefit to the beneficiary designated by the Annuitant. For a discussion of the amount and manner of payment of this benefit, see "Death Benefit During the Accumulation Period."

   All or a portion of the Accumulated Value may be surrendered during the Accumulation Period. For a discussion on withdrawals during the Accumulation Period, see "Surrender and Termination

(Redemption) During the Accumulation Period." For Federal income tax consequences of a withdrawal, see "Federal Income Tax Status." The exercise of contract rights herein described, including the right to make a withdrawal during the Accumulation Period, will be subject to the terms and conditions of any qualified trust or plan under which the Contracts are purchased. This Prospectus contains no information concerning such trust or plan.

   First Investors Life reserves the right to amend the Contracts to meet the requirements of the 1940 Act or other applicable Federal or state laws or regulations.

   Contractowners with any inquiries concerning their account should write to First Investors Life Insurance Company at its Executive Office, 95 Wall Street, New York, New York 10005.

DEFERRED VARIABLE ANNUITIES--ACCUMULATION PERIOD

   CREDITING  ACCUMULATION  UNITS.  During  the  Accumulation  Period,  purchase payments on Deferred Variable Annuity Contracts are credited to the Contractowner's Account in the form of Accumulation Units. The number of Accumulation Units credited to a Contractowner for the Subaccounts is determined by dividing the net purchase payment by the value of an Accumulation Unit for the Subaccount based upon the next computed value of an Accumulation Unit following receipt of the purchase payment by First Investors Life at its Executive Office or other designated office. The value of the Contractowner's Individual Account varies with the value of the assets of the Subaccounts. The investment performance of the Subaccounts, expenses and deduction of certain charges affect the value of an Accumulation Unit. There is no assurance that the value of a Contractowner's Individual Account will equal or exceed purchase payments. The value of a

   Contractowner's Individual Account for a Valuation Period can be determined by multiplying the total number of Accumulation Units credited to the account for the Subaccount by the value of an Accumulation Unit for the Subaccount for the Valuation Period.

ANNUITY PERIOD

   COMMENCEMENT DATE. Annuity payments will begin on the Annuity Commencement Date selected by the Contractowner. Not later than 30 days prior to the Annuity Commencement Date, the Contractowner may elect in writing to advance or defer the Annuity Commencement Date. The Annuity Commencement Date may not be deferred beyond the the Contract anniversary date following the Annuitant's 90th birthday. If no other date is elected, annuity payments will commence on the Contract anniversary date following the Annuitant's 90th birthday.

   If the Net Accumulated Value on the Annuity Commencement Date is less than $2,000, First Investors Life may pay such value in one sum in lieu of annuity payments. If the Net Accumulated Value is not less than $2,000 but the variable annuity payments provided for would be or become less than $20, First Investors Life may change the frequency of annuity payments to such intervals as will result in payments of at least $20.

   ASSUMED INVESTMENT RATE. A 3.5% assumed investment rate is built into the Annuity Tables in the Contract. This is based on First Investors Life's opinion that it is the average result to be expected from a diversified portfolio of common stocks during a relatively stable economy. A higher assumption would mean a higher initial payment but more slowly rising and more rapidly falling subsequent variable annuity payments. A lower assumption would have the opposite effect. If the actual net investment rate of the respective Subaccount is at the annual rate of 3.5%, the variable annuity payments will be level. A fixed annuity is an annuity with annuity payments which remain fixed as to dollar amount throughout the payment period and is based on an assumed interest rate of

3.5% per year built into the Annuity Tables in the Contract.

   ANNUITY OPTIONS. The Contractowner may, at any time at least 30 days prior to the Annuity Commencement Date upon written notice to First Investors Life at its Executive Office or other designated office, elect to have payments made under any one of the Annuity Options provided in the Contract. If no election is in effect on the Annuity Commencement Date, annuity payments will be made on a variable basis only under Annuity Option 3 below, Life Annuity with 120 Monthly Payments Guaranteed, which is the Basic Annuity.

   The material factors that determine the level of annuity benefits are (i) the value of a Contractowner's Individual Account determined in the manner described in this Prospectus before the Annuity Commencement Date, (ii) the Annuity Option selected by the Contractowner, (iii) the sex and adjusted age of the Annuitant and any Joint Annuitant at the Annuity Commencement Date and, (iv) in the case of a variable annuity, the investment performance of the Subaccounts selected.

   On the Annuity Commencement Date, First Investors Life shall apply the Accumulated Value, reduced by any applicable Premium taxes not previously deducted, to provide the Basic Annuity or, if an Annuity Option has been elected, to provide one of the Annuity Options described below.

   The Contracts provide for the six Annuity Options described below:

   Option 1 - LIFE ANNUITY - An annuity payable monthly during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. If this Option is elected, annuity payments terminate automatically and immediately on the death of the Annuitant without regard to the number or total amount of payments received.

   Option 2a - JOINT AND SURVIVOR LIFE ANNUITY - An annuity payable monthly during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor, ceasing with the last payment due prior to the death of the survivor.

   Option 2b - JOINT AND TWO-THIRDS TO SURVIVOR LIFE ANNUITY - An annuity payable monthly during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor at an amount equal to two-thirds of the joint annuity payment, ceasing with the last payment due prior to the death of the survivor.

   Option 2c - JOINT AND ONE-HALF TO SURVIVOR LIFE ANNUITY - An annuity payable monthly during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor at an amount equal to one-half of the joint annuity payment, ceasing with the last payment due prior to the death of the survivor.

   Under Annuity Options 2a, 2b and 2c, annuity payments terminate automatically and immediately on the deaths of both the Annuitant and the Joint Annuitant without regard to the number or total amount of payments received.

   Option 3 - LIFE ANNUITY WITH 60, 120 OR 240 MONTHLY PAYMENTS GUARANTEED - An annuity payable monthly during the lifetime of the Annuitant with the guarantee that if, at his or her death, payments have been made for less than 60, 120 or 240 monthly periods, as elected, any guaranteed annuity payments will be continued during the remainder at the selected period to the Beneficiary.

   Option 4 - UNIT REFUND LIFE ANNUITY - An annuity payable monthly during the lifetime of the Annuitant, terminating with the last payment due prior to the death of the Annuitant. An additional annuity payment will be made to the Beneficiary equal to the Annuity Unit Value of the Subaccount or Subaccounts as of the date that notice of death in writing is received by First Investors Life at its Executive Office or other designated office, multiplied by the excess, if any, of (a) over (b) where (a) is the Net Accumulated Value allocated to each Subaccount and applied under the option at the Annuity Commencement Date, divided by the corresponding Annuity Unit Value as of the Annuity Commencement Date, and (b) is the product of the number of Annuity Units applicable under the Subaccount represented by each annuity payment and the number of annuity payments made. (For an illustration of this calculation, see Appendix II, Example A, in the Statement of Additional Information.)

   ALLOCATION OF ANNUITY. The Contractowner may elect to have the Net Accumulated Value applied at the Annuity Commencement Date to provide a Fixed Annuity, a Variable Annuity, or any combination thereof. After the Annuity Commencement Date, no transfers or redemptions are allowed. Such elections must be made in writing to First Investors Life at its Executive Office or other designated office, at least 30 days prior to the Annuity Commencement Date. In the absence of an election, annuity payments will be made on a variable basis only under Annuity Option 3 above, Life Annuity with 120 Monthly Payments Guaranteed, which is the Basic Annuity.

DEATH BENEFIT DURING THE ACCUMULATION PERIOD


   If the Annuitant dies prior to the Annuity Commencement Date, First Investors Life will pay a Death Benefit to the Beneficiary designated by the Contractowner upon receipt of a death certificate or similar proof of the death of the Annuitant. The value of the Death Benefit will be determined as of the Valuation Date on or next following the date on which due proof of death is received by First Investors Life at its Executive Office or other designated office.

   If payment of the Death Benefit under one of the Annuity Options was not elected by the Contractowner prior to the Annuitant's death, the Beneficiary may elect to have the Death Benefit paid in a single sum or applied to provide an annuity under one of the Annuity Options or as otherwise permitted by First Investors Life. If a single sum settlement is requested, the amount of the Death Benefit plus any interest at the current settlement option rate then in effect will be paid within seven days of receipt of such election and due proof of death. If an Annuity Option is desired, election may be made by the Beneficiary during a ninety-day period commencing with the date of receipt of due proof of death. If such an election is not made, a single sum settlement will be made to the Beneficiary at the end of such ninety-day period. If any Annuity Option is elected, the Annuity Commencement Date shall be the date specified in the election but no later than ninety days after receipt by First Investors Life of due proof of death.

   The amount of the Death Benefit payable upon the death of the Annuitant will be the greatest of (1) the Accumulated Value, (2) the Accumulated Value on the preceding Specified Contract Anniversary, increased by any additional purchase payments and decreased by any partial surrenders since that anniversary, or (3) the sum of all purchase payments made under the Contract, decreased by any partial surrenders. The Specified Contact Anniversary is every seventh contract anniversary (i.e., 7th, 14th, 21st, etc.).

SURRENDER AND TERMINATION (REDEMPTION) DURING THE ACCUMULATION PERIOD

   A Contractowner may elect, at any time before the earlier of the Annuity Commencement Date or the death of the Annuitant, to surrender the Contract for all or any part of the Contractowner's Individual Account. In the case of a partial surrender, the amount remaining after the surrender must be at least equal to First Investors Life's minimum amount rule then in effect (currently

$5,000). In the event of a termination of the Contract, First Investors Life will, upon due surrender of the Contract at the Executive Office of First
Investors Life or other designated office, pay to the Contractowner the Accumulated Value of the Contract less (1) any applicable CDSC, (2) the Contract Maintenance Charge and (3) any applicable Premium Taxes not previously deducted. For a more detailed discussion of these charges see "Purchases, Charges and Expenses." However, on a non-cumulative basis, the Contractowner may make partial surrenders during any Contract Year up to the annual Withdrawal Privilege Amount of 10% of Purchase Payments and not incur CDSC on this amount. Amounts surrendered pursuant to this Withdrawal Privilege will be deemed to be from Accumulated Values other than Purchase Payments.

   If only a portion of the amount of the Contractowner's Individual Account is requested, the amount so requested shall be deducted from the Subaccount resulting in a corresponding reduction in the number of Accumulation Units credited to the Contractowner in the Subaccount. For any partial or full surrender, the deduction will be based upon the next computed value of an Accumulation Unit following receipt of a written request by First Investors Life at its Executive Office or other designated office. First Investors Life may defer any such payment for a period of not more than seven days. However, First Investors Life may postpone such payment during any period when (a) trading on the NYSE is restricted as determined by the Commission or the NYSE is closed for other than weekends and holidays, (b) the Commission has by order permitted such suspension or (c) an emergency, as defined by the rules of the Commission, exists during which time the sale of portfolio securities or calculation of securities isnot reasonably practicable. For information as to Federal tax consequences resulting from surrenders, see "Federal Income Tax Status." For information as to State premium tax consequences, see "Other Charges" and "Appendix I."

   MATURITY DATE EXCHANGE PRIVILEGE. If this Contract is liquidated during the one-year period preceding its maturity date ("Annuity Commencement Date"), the proceeds can be used to purchase Class A shares of First Investors mutual funds without incurring a sales charge.

DEATH OF CONTRACTOWNER

   If the Contractowner dies before the entire interest in the Contract has been distributed, the value of the Contract must be distributed to the Beneficiary as provided below so that the Contract qualifies as an annuity under Section 72(s) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Contractowner who dies is the one named in the original application for the Contract, the entire interest of that Contractowner in the Contract will be the same as if the Contractowner had been the Annuitant; if the Contractowner who dies is not the one named in the original application for the Contract, the entire interest of that Contractowner shall be the Accumulated Value of the Contract.


   If the death of the Contractowner occurs on or after the Annuity Commencement Date, the entire interest in the Contract will be distributed at least as rapidly as under the Annuity Option in effect on the date of death.

   If the death of the Contractowner occurs prior to the Annuity Commencement Date, the entire interest in the Contract will be (1) distributed to the Beneficiary within five years, or (2) distributed under an Annuity Option beginning within one year which provides that annuity payments will be made over a period not longer than the life or life expectancy of the Beneficiary. If the Contract is payable to (or for the benefit of) the Contractowner's surviving spouse, no distributions will be required and the Contract may be continued with the surviving spouse as the new Contractowner. If the Contractowner is also the Annuitant, such spouse shall have the right to become the Annuitant under the Contract. Likewise, if the Annuitant dies and the Contractowner is not a natural person, the Annuitant's surviving spouse shall have the right to become the Contractowner and the Annuitant.

TEN-DAY REVOCATION RIGHT

   A Contractowner may, within ten days from the date the Contract is delivered to the Contractowner, elect to cancel the Contract. First Investors Life will, upon surrender of the Contract, together with a written request for cancellation, at the Executive Office of First Investors Life or other designated office, pay to the Contractowner an amount equal to the Accumulated Value of the Contract on the date of surrender. The amount refunded to Contractowners may be more or less than their initial purchase payment depending on the investment results of the designated Subaccount(s). In those states where a full refund of premiums is required if the Contractowner elects to exercise to cancel the Contract under the ten-day revocation right, such Contractowner shall be entitled to a full refund of premiums paid upon such cancellation.

                            FEDERAL INCOME TAX STATUS

   The Contracts are designed for use by individuals who desire to accumulate capital on a tax-deferred basis for retirement or other long-term purposes. The Contracts may be purchased on a nonqualified basis or through the following retirement plans qualified for special tax treatment under the Code (1) individual retirement accounts and (2) qualified corporate employee pension and profit-sharing plans.

   In general, a Contract acquired by a person who is not an individual will be treated as one which is not an annuity to the extent of contributions made after February 28, 1986, and any income credited to a Contractowner's Individual Account will accordingly be includable in the Contractowner's gross income on a current basis in accordance with that person's method of accounting. The preceding sentence will not apply to any annuity contract that is (i) acquired by a decedent's estate by reason of the decedent's death, (ii) held under a qualified pension, profit-sharing or stock bonus plan described under Section 401(a) of the Code or an employee annuity program described under Section 403(a) of the Code (or that is purchased by an employer upon the termination of such plan or program and that is held by the employer until all amounts under a Contract are distributed to the employee for whom the Contract was purchased or the employee's beneficiary), (iii) held under an individual retirement plan or an employee annuity program described under Section 403(b) of the Code, or (iv) an immediate annuity (as defined in Section 72(u)(4) of the Code).

   The ultimate effect of Federal income taxes on Accumulated Values, on annuity payments and on the economic benefit to the Contractowner, Annuitant or Beneficiary depends on the tax status of both First Investors Life and the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon First Investors Life's understanding of Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of current Federal income tax laws or the current interpretations of the Internal Revenue Service. Prospective Contractowners should consult their tax advisors as to the tax consequences of purchasing Contracts.

   First Investors Life is taxed as a life insurance company under the Code. Since Separate Account D is not a separate entity from First Investors Life and its operation forms part of First Investors Life, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Under existing Federal income tax law, investment income of the Subaccounts of Separate Account D, to the extent that it is applied (after taking into account the mortality risk and expense risk charges) to increase reserves under the Contract, is not taxed and may be compounded through reinvestment without additional tax to First Investors Life to the extent income is so applied. Thus, the Funds may realize net investment income and pay dividends and the Subaccounts of Separate Account D may receive and reinvest them on behalf of Contractowners, all without Federal income tax consequences for Separate Account D or the Contractowner.

   Under current interpretations of the Code, the Contractowner is not subject to income tax on increases in the value of the Contractowner's Individual Account until payments are received by the Contractowner under the Contract. Annuity payments received after the Annuity Commencement Date will be taxed to the Contractowner as ordinary income in accordance with Section 72 of the Code. However, that portion of each payment which represents the Contractowner's investment in the Contract, which is ordinarily the amount of purchase payments made under the Contract with certain adjustments, will be excluded from gross income. The investment in the Contract is divided by the Contractowner's life expectancy or other period for which annuity payments are expected to be made, in the case of variable annuity payments, and by the expected return, in the case of fixed annuity payments, to determine the annual exclusion. Annuity payments received each year in excess of this annual exclusion are taxable as ordinary income as provided in Section 72 of the Code.

   In order that the Contracts be treated as annuities for Federal income tax purposes, other than Contracts issued in connection with retirement plans that are qualified under the Code, Separate Account D must satisfy certain diversification requirements that are generally applicable to variable annuity contract segregated asset accounts under Subchapter L of the Code. Ownership by the Subaccounts of shares of the Funds will not fail the diversification requirements provided that each Fund is taxed as a regulated investment company under Subchapter M of the Code, and that each Fund meets such diversification requirements, and all shares of the Funds are owned only by the Subaccounts (and similar accounts of First Investors Life or other insurance companies), and access to the Funds is available exclusively through the purchase of Contracts (and additional variable annuity or life insurance products of First Investors Life or other insurance companies). Fund shares also may be held by the Adviser provided such shares are being held in connection with the creation or management of such Fund. The Adviser does not intend to sell any Fund shares it owns to the general public. It is expected that the Adviser will cause the assets of the Funds to be invested in a manner that complies with the asset diversification requirements.

   The tax law does not currently provide guidance as to circumstances in which a Contractowner may be said to have "control" over Separate Account D assets and thus be subject to current taxation on income credited to the Contractowner's Contract. The Treasury Department has said that it may provide such guidance by a ruling or regulation. It is not clear what this additional guidance would provide, nor whether it would be applied on a retroactive basis. First Investors Life reserves the right to amend the Contracts in any appropriate way and take other action necessary to avoid such current taxation.

   With respect to withdrawals before the start of annuity payments, the Code currently provides that: (i) withdrawals from an annuity contract are taxable as ordinary income in the year of receipt to the extent that the Contract's Accumulated Value exceeds the investment in the Contract, (ii) a loan under, or an assignment or pledge of an annuity contract is treated as a distribution, and
(iii) a 10 percent penalty will be assessed, subject to certain exceptions, on the taxable portion of withdrawals made prior to the taxpayer's attainment of age 59 1/2.

   In determining the amount of any distribution that is includable in gross income, all annuity contracts issued by the same company to the same Contractowner during any calendar year will be treated as one annuity contract. Contractowners should consult their tax advisors before purchasing more than one Contract during any calendar year.

   Under the Code, income tax must generally be withheld from all "designated distributions." A designated distribution includes the taxable portion of any distribution or payment from an annuity. A partial surrender of an annuity contract is considered a distribution subject to withholding.

   The amount of withholding depends on the type of payment: "periodic" or "non-periodic." For a periodic payment (e.g., an annuity payment), unless the recipient files an appropriate withholding certificate, the tax withheld from the taxable portion of the payment is based on a payroll withholding schedule which assumes a married recipient claiming three withholding exemptions. For a non-periodic payment distribution (e.g., a partial surrender of an annuity contract), the tax withheld will generally be 10 percent of the taxable portion of the payment.

   A recipient may elect not to have the withholding rules apply. For periodic payments, an election is effective for the calendar year for which it is made and for each necessary year until amended or modified. For non-periodic distributions, an election is effective only for the distribution for which it is made. Payors must notify recipients of their right to elect to have taxes withheld.

   Insurers are required to report all designated distribution payments to the Internal Revenue Service.

   With respect to the Contracts issued in connection with retirement or deferred compensation plans which do not meet the requirements applicable to tax qualified plans, the tax status of the Annuitant is determined by the provisions of the plan. In general, the Annuitant is not taxed until the Annuitant receives annuity payments. The rules for taxation of payments under non-qualified plans are, in general, similar to those for taxation of payments under a qualified plan; however, the special income averaging treatment available for certain lump sum payments under qualified plans is not available for similar payments under non-qualified plans.

   The Contracts may be purchased in connection with the following types of tax-favored retirement plans: (1) individual retirement annuities and (2) pension and profit-sharing plans of corporations qualified under Section 401(a) or employee annuity programs described in Section 403(a) of the Code. The tax rules applicable to these plans, including restrictions on contributions and benefits, taxation of distribution and any tax penalties, vary according to the type of plan and its terms and conditions. Participants under such plans, as well as Contractowners, Annuitants and Beneficiaries, should be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contracts. Purchasers of Contracts for use with any qualified plan, as well as plan participants and Beneficiaries, should consult counsel and other competent advisors as to the suitability of the Contracts to their special needs, and as to applicable Code limitations and tax consequences.

   It should be noted that the laws and regulations with respect to the foregoing tax matters are subject to change at any time by Congress and the Treasury Department, respectively, and that the interpretations of such laws and regulations now in effect are subject to change by judicial decision or by the Treasury Department.

                             PERFORMANCE INFORMATION


   For  further  information  on  performance  calculations,   see  "Performance
Information" in the Statement of Additional Information.

                                TABLE OF CONTENTS
                         OF THE STATEMENT OF ADDITIONAL
                                   INFORMATION


       Item                                                           Page
       ----                                                           ----
    General Description............................................     2
    Services.......................................................     2
    Annuity Payments...............................................     4
    Other Information..............................................     5
    Performance Information........................................     5
    Relevance of Financial Statements..............................     7
    Appendices.....................................................     8
    Financial Statements...........................................    13

                                   APPENDIX I

                             STATE AND LOCAL TAXES*

Alabama....................  1.00%      Mississippi...................   2.00%
Alaska.....................  --         Nebraska......................   --
Arizona....................  --         New Jersey....................   --
Arkansas...................  --         New Mexico....................   --
California.................  2.35       New York......................   --
Colorado...................  --         North Carolina ...............   --
Connecticut................  --         Ohio..........................   --
Delaware...................   --        Oklahoma......................   --
District of Columbia.......  2.25       Oregon........................   --
Florida....................   --        Pennsylvania..................   --
Georgia....................   --        Rhode Island..................   --
Illinois...................   --        South Carolina................   --
Indiana....................   --        Tennessee.....................   --
Iowa.......................   --        Texas.........................   --
Kentucky...................  2.00       Utah..........................   --
Louisiana..................  --         Virginia......................   --
Maryland...................  --         Washington....................   --
Massachusetts..............  --         West Virginia.................   1.00
Michigan...................  --         Wisconsin.....................   --
Minnesota..................  --         Wyoming.......................   1.00


----------

Note: The foregoing rates are subject to amendment by legislation and the applicability of the stated rates may be subject to administrative interpretation.

* Includes local annuity Premium taxation.

                  FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D

                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS

                                   OFFERED BY

                     FIRST INVESTORS LIFE INSURANCE COMPANY

              STATEMENT OF ADDITIONAL INFORMATION DATED_____, 1997


         This Statement of Additional Information is not a Prospectus and should be read in conjunction with the Prospectus for First Investors Life Variable Annuity Fund D, dated_____, 1997, which may be obtained at no cost by writing to First Investors Life Insurance Company, 95 Wall Street, New York, New York 10005, or by telephoning (212) 858-8200.


                                TABLE OF CONTENTS

                                                                     Page


         General Description.......................................     2
         Services..................................................     2
         Annuity Payments..........................................     4
         Other Information.........................................     5
         Performance Information...................................     5
         Relevance of Financial Statements.........................     7
         Appendices................................................     8
         Financial Statements......................................    13

                               GENERAL DESCRIPTION

         FIRST INVESTORS LIFE INSURANCE COMPANY. First Investors Life Insurance Company, 95 Wall Street, New York, New York 10005 ("First Investors Life"), a stock life insurance company incorporated under the laws of the State of New York in 1962, writes life insurance, annuities and accident and health insurance. First Investors Consolidated Corporation ("FICC"), a holding company, owns all of the voting common stock of First Investors Management Company, Inc. ("FIMCO" or "Adviser") and all of the outstanding stock of First Investors Life, First Investors Corporation ("FIC" or "Underwriter") and Administrative Data Management Corp., the transfer agent for First Investors Life Series Fund ("Life Series Fund"). Mr. Glenn O. Head, Chairman of FICC, controls FICC and, therefore, controls the Adviser and First Investors Life.

         SEPARATE ACCOUNT D. First Investors Life Variable Annuity Fund D ("Separate Account D") was established on April 8, 1997 under the provisions of the New York Insurance Law. The assets of Separate Account D are segregated from the assets of First Investors Life, and that portion of such assets having a value equal to, or approximately equal to, the reserves and contract liabilities under the Contracts are not chargeable with liabilities arising out of any other business of First Investors Life. Separate Account D is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), but such registration does not involve any supervision by the Commission of the management or investment practices or policies of Separate Account D.

         The assets of Separate Account D are invested at net asset value in shares of the corresponding series (each a "Fund" and collectively "Funds") of Life Series Fund. For example, the Blue Chip Subaccount invests in the Blue Chip Fund, the Government Subaccount invests in the Government Fund, and so on. The Life Series Fund's Prospectus describes the risks attendant to an investment in each Fund of Life Series Fund. The eleven Funds of Life Series Fund may be referred to as: First Investors Life Blue Chip Fund, First Investors Life Cash Management Fund, First Investors Life Discovery Fund, First Investors Life
Government Fund, First Investors Life Growth Fund, First Investors Life High Yield Fund, First Investors Life International Securities Fund, First Investors Life Investment Grade Fund, First Investors Life Target Maturity 2007 Fund, First Investors Life Target Maturity 2010 Fund and First Investors Life Utilities Income Fund.

                                    SERVICES

         CUSTODIAN. First Investors Life, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of Separate Account D. The assets of the Subaccounts of Separate Account D are held by United States Trust Company of New York, 114 W. 47th Street, New York, New York 10036 under a safekeeping arrangement. Under the terms of a Safekeeping Agreement dated December 13, 1979 between First Investors Life and United States Trust Company of New York, securities and similar investments of the Subaccounts of Separate Account D shall be deposited in the safekeeping of United States Trust Company of New York. First Investors Life is responsible for the payment of all expenses of, and compensation to, United States Trust Company of New York in such amounts as may be agreed upon from time to time.

         INDEPENDENT PUBLIC ACCOUNTANTS. Tait, Weller & Baker, Two Penn Center Plaza, Philadelphia, PA 19102, independent certified public accountants, has been selected as the independent accountants for Separate Account D. First Investors Life pays Tait, Weller & Baker a fee for serving as the independent accountants for Separate Account D which is set by the Audit Committee of the Board of Directors of First Investors Life.

         ADVISER. Investment advisory services to each Fund are provided by First Investors Management Company, Inc., 95 Wall Street, New York, NY 10005 pursuant to an Investment Advisory Agreement dated June 13, 1994 (the "Advisory Agreement"). The Advisory Agreement was approved, with respect to each Fund, by Life Series Fund's Board of Trustees, including a majority of the Trustees who are not parties to the Advisory Agreement or "interested persons" (as defined in the 1940 Act) of any such party, in person at a meeting called for such purpose and by the shareholders of each Fund.

         Pursuant to the Advisory Agreement, FIMCO shall supervise and manage each Fund's investments, determine each Fund's, other than Growth Fund and International Securities Fund, portfolio transactions and supervise all aspects of each Fund's operations, subject to review by Life Series Fund's Trustees. The Advisory Agreement also provides that FIMCO shall provide Life Series Fund and each Fund with certain executive, administrative and clerical personnel, office facilities and supplies, conduct the business and details of the operation of each Fund and assume certain expenses thereof, other than obligations or liabilities of a Fund, such as shareholder servicing fees and expenses; custodian fees and expenses; legal and auditing fees; expenses of communicating to existing shareholders, including preparing, printing and mailing prospectuses and shareholder reports to such shareholders; and proxy and shareholder meeting expenses.

         Under the Advisory Agreement, each Fund pays the Adviser an annual fee, paid monthly, according to the following schedule:
                                                                     Annual
Average Daily Net Assets                                             Rate
------------------------                                             ------
Up to $250 million................................................   0.75%
In excess of $250 million up to $500 million......................   0.72
In excess of $500 million up to $750 million......................   0.69
Over $750 million.................................................   0.66

This fee is calculated separately for each Fund.

      For the fiscal  years ended  December 31,  1994,  1995 and 1996,  the Life
Series  Fund  paid  the  Adviser   $1,221,680,   $1,679,095,   and   $2,613,738,
respectively, in advisory fees.

      SUBADVISER. Investment subadvisory services are provided to Growth Fund and International Securities Fund by Wellington Management Company ("WMC" or "Subadviser") pursuant to a Subadvisory Agreement dated June 13, 1994 (the "Subadvisory Agreement"). The Subadvisory Agreement was approved, with respect to each Fund, by Life Series Fund's Board of Trustees, including a majority of the Trustees who are not parties to the Subadvisory Agreement or "interested persons" (as defined in the 1940 Act) of any such party, in person at a meeting called for such purpose and by the shareholders of Growth Fund and International Securities Fund. The Subadvisory Agreement provides that WMC shall manage the investment operations of each Fund subject to the oversight and supervision of the Adviser and the Board of Trustees.

      Under the Subadvisory Agreement, the Adviser will pay to the Subadviser a fee at an annual rate of 0.400% of the average daily net assets of each Fund allocated to WMC up to and including $50 million; 0.275% of such average daily net assets in excess of $50 million up to and including $150 million; 0.225% of such average daily net assets in excess of $150 million up to and including $500 million; and 0.200% of such average daily net assets in excess of $500 million. This fee is calculated separately for each Fund.

      UNDERWRITER. First Investors Life and Separate Account D have entered into an Underwriting Agreement with First Investors Corporation. FIC, an affiliate of First Investors Life, and of the Adviser has its principal business address at 95 Wall Street, New York, New York 10005.

      The  Contracts  are sold by  insurance  agents  licensed to sell  variable
annuities,   who  are   registered   representatives   of  the   Underwriter  or
broker-dealers who have sales agreements with the Underwriter.

                                ANNUITY PAYMENTS

         VALUE OF AN ACCUMULATION UNIT. For each Subaccount of Separate Account D, the value of an Accumulation Unit was arbitrarily initially set at $10.00. The value of an Accumulation Unit for any subsequent Valuation Period is determined by multiplying the value of an Accumulation Unit for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Accumulation Unit Value is being calculated (see Appendix I, Example B). The investment performance of each Fund, expenses and deductions of certain charges affect the Accumulation Unit Value. The value of an Accumulation Unit for the Subaccounts may increase or decrease from Valuation Period to Valuation Period.


         NET INVESTMENT FACTOR. The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting
(c) from the result, where:

(a)      is the net result of:

         (1)      the  net  asset  value  per  share  of  the  applicable   Fund
                  determined at the end of the current Valuation Period, plus

         (2) the per share amount of any dividend or capital gains distributions made by the applicable Fund if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the net asset value per share of the applicable Fund determined as of the end of the immediately preceding Valuation Period.

(c) is a factor representing the charges deducted for mortality and expense risks. Such factor is equal on an annual basis to 1.4% of the daily net asset value of the applicable Subaccount. This percentage represents approximately 0.85% charge for the mortality risk assumed and 0.4% charge for the expense risk assumed, and a 0.15% charge for administration.

         The Net Investment Factor may be greater or less than one, and therefore, the value of an Accumulation Unit for any Subaccount may increase or decrease. (For an illustration of this calculation, see Appendix I, Example A.)

         VALUE OF AN ANNUITY UNIT. For each Subaccount of Separate Account D, the value of an Annuity Unit was arbitrarily initially set at $10.00. The value of an Annuity Unit for any subsequent Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to offset the effect of an investment earnings rate of 3.5% per annum, which is assumed in the Annuity Tables contained in the Contract. (For an illustration of this calculation, see Appendix III, Example A.)

         AMOUNT OF ANNUITY PAYMENTS. When annuity payments are to commence, the Accumulated Value to be applied to a variable annuity option will be determined by multiplying the value of an Accumulation Unit for the Valuation Date on or immediately preceding the seventh day before the Annuity Commencement Date by the number of Accumulation Units owned. This seven day period is used to permit calculation of amounts of annuity payments and mailing of checks in advance of the due date. At that time any applicable Premium taxes not previously deducted will be deducted from the Accumulated Value to determine the Net Accumulated Value. The resultant value is then applied to the Annuity Tables set forth in the Contract to determine the amount of the first monthly annuity payment. The Contract contains Annuity Tables setting forth the amount of the first monthly installment for each $1,000 of Accumulated Value applied. These Annuity Tables vary according to the Annuity Option selected by the Contractowner and according to the sex and adjusted age of the Annuitant and any Joint Annuitant at the Annuity Commencement Date. The Contract contains a formula for determining the adjusted age, and the Annuity Tables are determined from the Progressive Annuity Table with interest at 3.5% per year and assumes births prior to 1900, adjusted by a setback of four years of age for persons born 1900 and later and an additional setback of one year of age for each completed 5 years by which the year of birth is later than 1900. Annuity Tables used by other insurers may provide greater or less benefits to the Annuitant.

         The dollar amount of the first monthly Variable Payment, based on the Subaccount determined as above, is divided by the value of an Annuity Unit for the Subaccount for the Valuation Date on or immediately preceding the seventh day before the Annuity Commencement Date to establish the number of Annuity Units representing each monthly payment under the Subaccount. This seven day period is used to permit calculation of amounts of annuity payments and mailing of checks in advance of the due date. This number of Annuity Units remains fixed for all variable annuity payments. The dollar amount of the second and subsequent variable annuity payments is determined by multiplying the fixed number of Annuity Units for the Subaccount by the applicable value of an Annuity Value for the Valuation Date on or immediately preceding the seventh day before the due date of the payment. The value of an Annuity Unit will vary with the investment performance of the corresponding Fund, and, therefore, the dollar amount of the second and subsequent variable annuity payments may change from month to month. (For an illustration of the calculation of the first and subsequent Variable Payments, see Appendix III, Examples B, C and D.)

         A fixed annuity is an annuity with annuity payments which remain fixed as to dollar amount throughout the payment period and is based on an assumed interest rate of 3.5% per year built into the Annuity Tables in the Contract.

                                OTHER INFORMATION

         TIME OF PAYMENTS. All payments due under the Contracts will ordinarily be made within seven days of the payment due date or within seven days after the date of receipt of a request for partial surrender or termination. However, First Investors Life reserves the right to suspend or postpone the date of any payment due under the Contracts (1) for any period during which the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings) or during which trading on the NYSE, as determined by the Commission, is restricted; (2) for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held by the Fund are not reasonably practical or it is not reasonably practical to determine the value of the Fund's net assets; or (3) for such other periods as the Commission may by order permit for the protection of security holders or as may be permitted under the 1940 Act.

         REPORTS TO CONTRACTOWNERS. First Investors Life will mail to each Contractowner, at the last known address of record at the Home Office of First Investors Life, at least annually, a report containing such information as may be required by any applicable law or regulation and a statement of the Accumulation Units credited to the Contract for each Subaccount and the Accumulation Unit Values. In addition, latest available reports of Life Series Fund will be mailed to each Contractowner.

         ASSIGNMENT. Any amounts payable under the Contracts may not be commuted, alienated, assigned or otherwise encumbered before they are due. To the extent permitted by law, no such payments shall be subject in any way to any legal process to subject them to payment of any claims against any Annuitant, Joint Annuitant or Beneficiary. The Contracts may be assigned.

                             PERFORMANCE INFORMATION


         Separate Account D may advertise the performance of the Subaccounts in various ways.

         The yield for a Subaccount (other than Cash Management Subaccount) is presented for a specified thirty-day period (the "base period"). Yield is based on the amount determined by (i) calculating the aggregate amount of net investment income earned by the Fund during the base period less expenses accrued for that period (net of reimbursement), and (ii) dividing that amount by the product of (A) the average daily number of Accumulation Units of the Subaccount outstanding during the base period and (B) the maximum public offering price per Accumulation Unit on the last day of the base period. The result is annualized by compounding on a semi-annual basis to determine the Subaccount's yield. For this calculation, interest earned on debt obligations held by the underlying Fund is generally calculated using the yield to maturity (or first expected call date) of such obligations based on their market values (or, in the case of receivables-backed securities such as GNMA's, based on cost). Dividends on equity securities are accrued daily at their estimated stated dividend rates.

         A Subaccount's "average annual total return" ("T") is an average annual compounded rate of return. The calculation produces an average annual total return for the number of years measured. It is the rate of return based on factors which include a hypothetical initial investment of $1,000 ("P" in the formula below) over a number of years ("n") with an Ending Redeemable Value ("ERV") of that investment, according to the following formula:

                  T=[(ERV/P)1/n]-1

         The "total return" uses the same factors, but does not average the rate of return on an annual basis. Total return is determined as follows:

                  [ERV-P]/P  = TOTAL RETURN

         In providing such performance data, each Subaccount will assume the payment of the applicable CDSC imposed on a surrender of purchase payments for the applicable period and the payment of applicable Mortality and Expense Risk Fee and administrative charges of 1.4% ("P"). Each Subaccount will assume that during the period covered all dividends and capital gain distributions are paid at net asset value per Accumulation Unit, and that the investment is redeemed at the end of the period.

         Return information may be useful to investors in reviewing a Subaccount's performance. However, the total return and average annual total return will fluctuate over time and the return figures for any given past period is not an indication or representation by Separate Account D of future rates of return of any Subaccount.

         At times, the Adviser may reduce its compensation or assume expenses of a Fund in order to reduce such Fund's expenses. Any such waiver or reimbursement would increase the corresponding Subacount's total return, average annual total return and yield during the period of the waiver or reimbursement.

         Each Subaccount may include in advertisements and sales literature, examples, information and statistics that illustrate the effect of taxable versus tax-deferred compounding income at a fixed rate of return to demonstrate the growth of an investment over a stated period of time resulting from the payment of dividends and capital gains distributions in additional Accumulation Units. The examples may include hypothetical returns comparing taxable versus tax-deferred growth which would pertain to an IRA, Section 403(b)(7) Custodial Account or other qualified retirement program. The examples used will be for illustrative purposes only and are not representations by any Subaccount of past or future yield or return of any of the Subaccounts.

         From time to time, in reports and promotional literature, Separate Account D may compare the performance of its Subaccounts to, or cite the historical performance of, other variable annuities. The performance rankings and ratings of variable annuities reported in L-VIPPAS, a monthly publication for insurance companies and money managers published by Lipper Analytical Services, Inc. and in Morningstar Variable Annuity Performance Report, also a monthly publication published by Morningstar, Inc., may be used. Additionally, performance rankings and ratings reported periodically in national financial publications such as MONEY, FORBES, BUSINESS WEEK, BARRON'S, FINANCIAL TIMES, CHANGING TIMES, FORTUNE, NATIONAL UNDERWRITER, etc., may also be used. Quotations from articles appearing in daily newspaper publications such as THE NEW YORK TIMES, THE WALL STREET JOURNAL and THE NEW YORK DAILY NEWS may be cited.

         DETERMINATION OF CURRENT AND EFFECTIVE YIELD. Separate Account D provides current yield quotations for the Cash Management Subaccount based on the underlying Fund's daily dividends. The underlying Fund declares dividends from net investment income daily and pays them monthly.

         For purposes of current yield quotations, dividends per Accumulation Unit for a seven-day period are annualized (using a 365-day year basis) and divided by the average value of an Accumulation Unit for the seven-day period.

         The current yield quoted will be for a recent seven day period. Current yields will fluctuate from time to time and are not necessarily representative of future results. The investor should remember that yield is a function of the type and quality of the instruments in the portfolio, portfolio maturity and operating expenses. Current yield information is useful in reviewing the Cash Management Subaccount's performance but, because current yield will fluctuate, such information may not provide a basis for comparison with bank deposits or other investments which may pay a fixed yield for a stated period of time, or other investment companies, which may use a different method of calculating yield.

         In addition to providing current yield quotations, Separate Account D provides effective yield quotations for the Cash Management Subaccount for a base period return of seven days. An effective yield quotation is determined by a formula which requires the compounding of the unannualized base period return. Compounding is computed by adding 1 to the unannualized base period return, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result.

                        RELEVANCE OF FINANCIAL STATEMENTS

         The values of the interests of Contractowners under the variable portion of the Contracts will be affected solely by the investment results of the Subaccounts. The financial statements of First Investors Life as contained herein should be considered only as bearing upon First Investors Life's ability to meet its obligations to Contractowners under the Contracts, and they should not be considered as bearing on the investment performance of the Subaccounts.

                                   APPENDICES

                                   APPENDIX I


                                    EXAMPLE A
                    FORMULA AND ILLUSTRATION FOR DETERMINING
                    THE NET INVESTMENT FACTOR OF A SUBACCOUNT

                              OF SEPARATE ACCOUNT D

                         A + B
Net Investment Factor=   ----- -D
                           C
Where:

A = The Net Asset  Value of a Fund share as
of the end of the current Valuation Period.
Assume.......................................................=       $8.51000000
B = The per share  amount  of any  dividend
or capital gains distribution since  the  end  of the
immediately preceding Valuation Period.
Assume........................................................=                0
C = The Net Asset  Value of a Fund share as
of the end of the immediately preceding Valuation Period.
Assume........................................................=      $8.39000000

D = The daily  deduction for  mortality  and expense
risks and  administration, which totals 1.4% on an
annual basis.
On a daily basis..............................................=        .00003836

                                 8.51000000 + 0
Then, the Net Investment Factor= -------------- - .00003836...=       1.01427534
                                    8.39000000


                                    EXAMPLE B
                    FORMULA AND ILLUSTRATION FOR DETERMINING
                     ACCUMULATION UNIT VALUE OF A SUBACCOUNT

                              OF SEPARATE ACCOUNT D


Accumulation Unit Value = A x B
Where:

A = The  Accumulation Unit Value for the immediately
preceding Valuation Period.
Assume.........................................................=     $1.46328760
B =  The  Net  Investment  Factor  for  the current Valuation
Period.
Assume.........................................................=      1.01426438


Then, the Accumulation Unit Value  =$1.46328760 x 1.01426438...=      1.48416049

                                   APPENDIX II

                                    EXAMPLE A
                    FORMULA AND ILLUSTRATION FOR DETERMINING
                           DEATH BENEFIT PAYABLE UNDER
                    ANNUITY OPTION 4-UNIT REFUND LIFE ANNUITY

Upon the death of the Annuitant, the designated Beneficiary under this option will receive under a Separate Account a lump sum death benefit of the then dollar value of a number of Annuity Units computed using the following formula:

                         A             A
Annuity Units Payable=   -  -(CxD), if - is greater than CxD
                         B             B
Where:

A = The Net  Accumulated  Value  applied on the Annuity
Commencement Date to purchase the Variable Annuity.
Assume.........................................................=      $20,000.00

B = The  Annuity  Unit Value at the Annuity Commencement Date.
Assume.........................................................=     $1.08353012

C = The number of Annuity Units represented by each payment made.
Assume.........................................................=    116.61488844

D = The total  number of  monthly  Variable Annuity Payments made prior to the Annuitant's death.
Assume.........................................................=              30

Then the number of Annuity Units Payable:

                      $20,000.00
                      ----------   - (116.61488844 x 30)
                     $1.08353012

                 =   18,458.18554633  -  3,498.44665320

                 =   14,959.73889313


If the value of an Annuity Unit on the date of receipt of notification of death was $1.12173107 then the amount of the death benefit under the Separate Account would be:

        14,959.73889313  x  $1.12173107 = $16,780.80

                                  APPENDIX III

                                    EXAMPLE A

                    FORMULA AND ILLUSTRATION FOR DETERMINING
                              ANNUITY UNIT VALUE OF

                               SEPARATE ACCOUNT D


Annuity Unit Value = A x B x C

Where:

A = Annuity Unit Value of the immediately preceding
Valuation Period.
Assume......................................................=        $1.10071211

B  =  Net Investment Factor for the Valuation Period for
which the Annuity Unit is being calculated.
Assume......................................................=         1.00083530

C = A  factor  to  neutralize  the  assumed interest rate
of 3 1/2% built into the Annuity Tables used.
Daily factor equals.........................................=         0.99990575

Then, the Annuity Value is:

        $1.10071211 x 1.00083530 x 0.99990575 = $1.10152771


                                    EXAMPLE B

                    FORMULA AND ILLUSTRATION FOR DETERMINING
              AMOUNT OF FIRST MONTHLY VARIABLE ANNUITY PAYMENT FROM

                               SEPARATE ACCOUNT D

                                             A
First Monthly Variable Annuity Payment =  ------  x B
                                          $1,000

Where:

A = The Net Accumulated  Value allocated to
Separate Account D for the Valuation  Date on
or immediately preceding the seventh day before the
Annuity  Commencement Date.
Assume......................................................=         $20,000.00

B = The  Annuity  purchase  rate per $1,000 based upon
the option selected, the sex and adjusted age of the
Annuitant according to the Annuity  Tables contained
in the Contract.
Assume......................................................=              $6.40

                                             20,000
Then, the first Monthly  Variable Payment =  ------ x $6.40 = $128.00
                                             $1,000

                                    EXAMPLE C

                    FORMULA AND ILLUSTRATION FOR DETERMINING
               THE NUMBER OF ANNUITY UNITS FOR SEPARATE ACCOUNT D

              REPRESENTED BY EACH MONTHLY VARIABLE ANNUITY PAYMENT


Number of Annuity Units =

Where:
A = The dollar amount of the first monthly
Variable Annuity Payment.
Assume......................................................=           $128.00

B  =  The Annuity Unit Value for the Valuation Date
on or immediately preceding the seventh day before
the Annuity Commencement Date.
Assume......................................................=       $1.09763000

                                     $128.00
Then,  the number of Annuity Units = ------- = 116.61488844
                                     $1.09763000


                                    EXAMPLE D

                    FORMULA AND ILLUSTRATION FOR DETERMINING
                   THE AMOUNT OF SECOND AND SUBSEQUENT MONTHLY
               VARIABLE ANNUITY PAYMENTS FROM SEPARATE ACCOUNT D


Second Monthly  Variable  Annuity Payment = A x B

Where:

A  =  The Number of Annuity Units represented by each
monthly Variable Annuity Payment.
Assume......................................................=       116.61488844

B  =  The Annuity Unit Value for the Valuation Date on
or immediately preceding the seventh day before
the date on which the second (or subsequent) Variable
Annuity Payment is due.
Assume......................................................=       $1.11834234

Then, the second monthly Variable Annuity
Payment = 116.61488844 x $1.11834234 = $130.42

The above example was based upon the assumption of an increase in the Annuity Unit Value since the initial Variable Annuity Payment due to favorable investment results of the Separate Account and the Fund. If the investment results were less favorable, a decrease in the Annuity Unit Value and in the second monthly Variable Annuity Payment could result. Assume B above was $1.08103230.

Then, the second monthly Variable
Annuity Payment = 116.61488844 x $1.08103230 = $126.06

                           Financial Statements as of
                                December 31, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
First Investors Life Insurance Company
New York, New York


      We have audited the accompanying balance sheets of First Investors Life Insurance Company as of December 31, 1996 and 1995, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                            TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
February 24, 1997

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                                 BALANCE SHEETS

                                     ASSETS


                                                          DECEMBER 31, 1996       DECEMBER 31,1995
Investments (note 2):
  Available-for-sale securities.........................  $114,011,891          $ 113,815,086
  Held-to-maturity securities...........................     5,549,214              5,942,604
  Short term investments................................     7,667,491              5,160,201
  Policy loans..........................................    18,865,648             17,016,692
                                                          ------------           ------------

     Total investments..................................   146,094,244            141,934,583

Cash ...................................................       901,980              1,189,030
Premiums and other receivables, net of allowances of
  $30,000 in 1996 and 1995..............................     3,998,210              4,334,595
Accrued investment income...............................     2,903,566              2,833,561
Deferred policy acquisition costs (note 6)..............    17,547,129             17,318,214
Deferred Federal income taxes (note 7)     .............       934,000                 12,000
Furniture, fixtures and equipment, at cost, less
  accumulated depreciation of $925,736 in 1996 and
   $800,593 in 1995.....................................       146,078                236,736
Other assets............................................       136,302                123,509
Separate account assets.................................   465,456,848            344,568,486
                                                          ------------           ------------

     Total assets.......................................  $638,118,357           $512,550,714
                                                          ============           ============


                      LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
Policyholder account balances (note 6)..................  $113,295,474           $113,374,173
Claims and other contract liabilities...................    12,190,281             11,289,108
Accounts payable and accrued liabilities................     3,730,943              4,150,250
Separate account liabilities............................   464,852,507            343,956,938
                                                         -------------           ------------

     Total liabilities..................................   594,069,205            472,770,469
                                                         -------------           ------------

STOCKHOLDER'S EQUITY:
Common Stock, par value $4.75; authorized,
  issued and outstanding 534,350 shares.................     2,538,163              2,538,163
Additional paid in capital..............................     6,496,180              6,496,180
Unrealized holding gains (losses) on available-for-sale
  securities (note 2)...................................       644,000              1,878,000
Retained earnings ......................................    34,370,809             28,867,902
                                                         -------------           ------------

     Total stockholder's equity.........................    44,049,152             39,780,245
                                                         -------------           ------------

     Total liabilities and stockholder's equity......... $ 638,118,357           $512,550,714
                                                         =============           ============



See accompanying notes to financial statements.

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                              STATEMENTS OF INCOME

                                                               YEAR ENDED          YEAR ENDED         YEAR ENDED
                                                        DECEMBER 31, 1996    DECEMBER 31,1995   DECEMBER 31,1994
                                                        -----------------    ----------------   ----------------
REVENUES
  Policyholder fees...................................     $   22,955,165     $   19,958,420        $16,433,269
  Premiums............................................          6,725,329          7,293,719          7,630,182
  Investment income (note 2)..........................          9,771,389          9,363,212          8,835,356
  Realized gain (loss) on investments.................           (221,025)           373,582           (259,987)
  Other income........................................            704,678            835,703            701,355
                                                           --------------     --------------     --------------

     Total income.....................................         39,935,536         37,824,636         33,340,175
                                                           --------------     --------------     --------------
BENEFITS AND EXPENSES
  Benefits and increases in contract liabilities......         12,912,810         13,027,516         14,297,499
  Dividends to policyholders..........................            964,913            954,384            910,754
  Amortization of deferred acquisition costs (note 6).          1,454,408          1,672,429          1,573,216
  Commissions and general expenses....................         16,287,498         15,773,968         13,513,644
                                                           --------------     --------------     --------------

     Total benefits and expenses......................         31,619,629         31,428,297         30,295,113
                                                           --------------     --------------     --------------

Income before Federal income tax .....................          8,315,907          6,396,339          3,045,062

Federal income tax (note 7):
  Current.............................................          3,099,000          2,553,000            838,000
  Deferred............................................           (286,000)          (376,000)          (352,000)
                                                           --------------     --------------     --------------

                                                                2,813,000          2,177,000            486,000
                                                           --------------     --------------     --------------


Net Income............................................     $    5,502,907     $    4,219,339       $  2,559,062
                                                           ==============     ==============       ============

Income per share, based on 534,350 shares outstanding
                                                                 $10.30                $7.90              $4.79
                                                         ===============    =================   ===============


See accompanying notes to financial statements.

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY


                                                               YEAR ENDED           YEAR ENDED          YEAR ENDED
                                                         DECEMBER 31,1996     DECEMBER 31,1995   DECEMBER 31, 1994
                                                         ----------------     ----------------   -----------------
Balance at beginning of year..............................   $ 39,780,245         $ 31,196,906      $ 34,173,844
Net income................................................      5,502,907            4,219,339         2,559,062
Increase (decrease) in unrealized holding gains on
  available-for-sale securities...........................     (1,234,000)           4,364,000        (5,536,000)
                                                             ------------        -------------      ------------
Balance at end of year....................................   $ 44,049,152         $ 39,780,245      $ 31,196,906
                                                             ============        =============      ============


                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED           YEAR ENDED          YEAR ENDED
                                                         DECEMBER 31,1996     DECEMBER 31,1995   DECEMBER 31, 1994
                                                         ----------------     ----------------   -----------------
Increase (decrease) in cash:
  Cash flows from operating activities:
     Policyholder fees received..........................  $ 22,925,131       $  19,374,522       $  16,433,269
     Premiums received...................................     6,413,009           6,895,096           7,366,276
     Amounts received on policyholder accounts...........   105,489,481          87,156,662          63,526,544
     Investment income received..........................     9,964,169           9,360,894           8,886,847
     Other receipts......................................        55,779              69,621              46,581
     Benefits and contract liabilities paid..............  (117,321,389)       (101,642,156)        (75,131,594)
     Commissions and general expenses paid...............   (20,857,687)        (18,176,870)        (15,252,935)
                                                           ------------       -------------       -------------

     Net cash provided by (used for) operating
        activities.......................................     6,668,493           3,037,769           5,874,988
                                                           ------------       -------------       -------------

  Cash flows from investing activities:
     Proceeds from sale of investment securities.........    39,062,702          58,755,827          36,751,082
     Purchase of investment securities...................   (44,134,604)        (58,622,646)        (42,164,770)
     Purchase of furniture, equipment and other
        assets...........................................       (34,485)           (128,442)            (67,121)
     Net increase in policy loans........................    (1,848,956)         (2,330,591)         (1,801,780)
     Investment in Separate Account .....................          (200)           (500,000)                 --
                                                           ------------       -------------       -------------

     Net cash provided by (used for) investing
        activities.......................................    (6,955,543)         (2,825,852)         (7,282,589)
                                                           ------------       -------------       -------------

     Net increase (decrease) in cash.....................      (287,050)            211,917          (1,407,601)

Cash
  Beginning of year .....................................     1,189,030             977,113           2,384,714
                                                           ------------       -------------       -------------
  End of year............................................  $    901,980       $   1,189,030       $     977,113
                                                           ============       =============       =============


The Company received a refund of Federal income tax of $102,000 in 1995 and paid Federal income tax of $3,243,000 in 1996, $2,125,000 in 1995 and $1,368,000 in
1994.

See accompanying notes to financial statements.

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS


                                                                                    YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                                       1996           1995           1994
                                                                                   ------------   ------------   ------------

Reconciliation of net income to net cash provided by (used for) operating activities:

         Net income ............................................................   $ 5,502,907    $ 4,219,339    $ 2,559,062

         Adjustments to reconcile  net income to net cash provided by (used for)
              operating activities:
            Depreciation and amortization ......................................       130,924        141,121        122,199
            Amortization of deferred policy
               acquisition costs ...............................................     1,454,408      1,672,429      1,573,216
Realized investment (gains) losses .............................................       221,025       (373,582)       259,987
            Amortization of premiums and discounts on
              investments ......................................................       262,785        237,472        287,340
            Deferred Federal income taxes ......................................      (286,000)      (376,000)      (352,000)
            Other items not requiring cash - net ...............................         6,794       (112,268)          (149)

         (Increase) decrease in:
            Premiums and other receivables, net ................................       336,385       (433,106)    (1,055,910)
            Accrued investment income ..........................................       (70,005)      (239,790)      (235,849)
            Deferred policy acquisition costs, exclusive
              of amortization ..................................................    (1,275,323)    (1,117,752)    (1,138,988)
            Other assets .......................................................       (18,574)        64,490        (30,882)

         Increase (decrease) in:
            Policyholder account balances ......................................       (78,699)    (1,882,591)     2,719,458
            Claims and other contract liabilities ..............................       901,173        551,392        503,025
            Accounts payable and accrued liabilities ...........................      (419,307)       686,615        664,479
                                                                                   -----------    -----------    -----------

                                                                                   $ 6,668,493    $ 3,037,769    $ 5,874,988
                                                                                   ===========    ===========    ===========


See accompanying notes to financial statements.

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Note 1 -- Basis of Financial Statements

    The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). Such basis of presentation differs from statutory accounting practices permitted or prescribed by insurance regulatory authorities primarily in that:

(a) policy reserves are computed according to the Company's estimates of mortality, investment yields, withdrawals and other benefits and expenses, rather than on the statutory valuation basis;
(b) certain expenditures, principally for furniture and equipment and agents' debit balances, are recognized as assets rather than being non-admitted and therefore charged to retained earnings;
(c) commissions and other costs of acquiring new business are recognized as deferred acquisition costs and are amortized over the premium paying period of policies and contracts, rather than charged to current operations when incurred;
(d) income tax effects of temporary differences, relating primarily to policy reserves and acquisition costs, are provided;
(e) the statutory asset valuation and interest maintenance reserves are reported as retained earnings rather than as liabilities;

Note 2 -- Other Significant Accounting Practices

    (a) Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

    (b) Depreciation. Depreciation is computed on the useful service life of the depreciable asset using the straight line method of depreciation.

    (c)  Investments.   Investments  in  equity  securities  that  have  readily
determinable fair values and all investments in debt securities are classified in three separate categories and accounted for as follows:

    HELD-TO-MATURITY SECURITIES
      Debt securities the Company has the positive intent and ability to hold to maturity are recorded at amortized cost.

    TRADING SECURITIES
            Debt and equity securities that are held principally for the purpose of selling such securities in the near term are recorded at fair value with unrealized gains and losses included in earnings.

    AVAILABLE-FOR-SALE SECURITIES
      Debt and equity securities not classified in the other two categories are recorded at fair value with unrealized gains and losses excluded from earnings and reported as "unrealized holding gains or losses on available-for-sale securities" in stockholder's equity.

    Short term investments are reported at market value which approximates cost.

    Gains and losses on sales of investments are determined using the specific identification method. Investment income for the years indicated consists of the following:


                                                             YEAR ENDED          YEAR ENDED           YEAR ENDED
                                                       DECEMBER 31,1996   DECEMBER 31, 1995     DECEMBER 31,1994

Interest on fixed maturities......................        $  8,559,429        $  8,243,748        $  8,091,627
Interest on short term investments................             410,930             451,475             225,682
Interest on policy loans..........................           1,151,681             973,242             886,465
Dividends on equity securities....................              43,756              58,305              10,220
                                                          ------------        ------------        ------------

     Total investment income......................          10,165,796           9,726,770           9,213,994
     Investment expense...........................             394,407             363,558             378,638
                                                          ------------        ------------        ------------

Net investment income.............................        $  9,771,389        $  9,363,212        $  8,835,356
                                                          ============        ============        ============



                     FIRST INVESTORS LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

      The  amortized  cost and  estimated  market  values of  investments  at December  31, 1996 and 1995 are as follows:

                                                              GROSS         GROSS         ESTIMATED
                                               AMORTIZED    UNREALIZED    UNREALIZED        MARKET
                                                 COST         GAINS        LOSSES           VALUE

Available-For-Sale Securities
December 31, 1996
  U.S. Treasury Securities and obligations
   of U.S. Government Corporations
   and Agencies ..........................   $ 41,254,552   $  569,803   $    157,020   $ 41,667,335
  Debt Securities issued by
   States of the U.S. ....................      5,525,022           --        172,264      5,352,758
  Corporate Debt Securities ..............     56,013,590    1,217,747        297,752     56,933,585
  Other Debt Securities ..................      9,952,727      133,266         27,780     10,058,213
                                             ------------   ----------   ------------   ------------
                                             $112,745,891   $1,920,816   $    654,816   $114,011,891
                                             ============   ==========   ============   ============


December 31,1995
  U.S. Treasury Securities and obligations
   of U.S. Government Corporations
   and Agencies ..........................   $ 40,056,913   $1,459,984   $         --   $ 41,516,897
  Debt Securities issued by
   States of the U.S. ....................      9,067,445      215,464         10,295      9,272,614
  Corporate Debt Securities ..............     53,636,330    1,872,502        121,193     55,387,639
  Equity Securities ......................        500,000       55,000             --        555,000
  Other Debt Securities ..................      7,010,398       78,876          6,338      7,082,936
                                             ------------   ----------   ------------   ------------
                                             $110,271,086   $3,681,826   $    137,826   $113,815,086
                                             ============   ==========   ============   ============

   At December 31, 1996 and 1995, the Company recognized "Unrealized Holding Gains (Losses) on Available-For-Sale Securities" of $644,000 and $1,878,000, net of applicable deferred income taxes and amortization of deferred acquisition costs. The change in the Unrealized Holding Gains (Losses) of ($1,234,000) , $4,364,000 and ($5,536,000) for 1996, 1995 and 1994, respectively is reported as a separate component of stockholders' equity.

Held-To-Maturity Securities
December 31,1996

  U.S. Treasury Securities and obligations
   of U.S. Government Corporations
 and Agencies ...........   $3,439,214   $36,945   $   10,944   $3,465,215
Corporate Debt Securities    2,000,000        --       66,200    1,933,800
Other Debt Securities ...      110,000        --           --      110,000
                            ----------   -------   ----------   ----------
                            $5,549,214   $36,945   $   77,144   $5,509,015
                            ==========   =======   ==========   ==========

December 31,1995

  U.S. Treasury Securities and obligations
 of U.S. Government Corporations
 and Agencies ...........   $3,332,604   $120,983   $       --   $3,453,587
Corporate Debt Securities    2,000,000         --       40,412    1,959,588
Other Debt Securities ...      610,000         --           --      610,000
                            ----------   --------   ----------   ----------
                            $5,942,604   $120,983   $   40,412   $6,023,175
                            ==========   ========   ==========   ==========

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


      The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                      HELD TO MATURITY                   AVAILABLE FOR SALE
                                                 AMORTIZED        ESTIMATED        AMORTIZED         ESTIMATED
                                                   COST          MARKET VALUE        COST          MARKET VALUE

Due in one year or less.......................  $  100,000       $  100,000      $  2,359,443     $  2,368,650
Due after one year through five years.........     267,660          265,400        36,423,615       36,855,145
Due after five years through ten years........   3,181,554        3,209,815        48,199,575       49,009,561
Due after ten years...........................   2,000,000        1,933,800        25,763,258       25,778,535
                                                ----------       ----------      ------------     ------------
                                                $5,549,214       $5,509,015      $112,745,891     $114,011,891
                                                ==========       ==========      ============     ============


      Proceeds from sales of investments in fixed maturities were $39,046,422, $56,949,635 and $36,701,082 in 1996, 1995 and 1994, respectively. Gross gains of
$185,708 and gross losses of $406,733 were realized on those sales in 1996. Gross gains of $578,810 and gross losses of $205,228 were realized on those sales in 1995. Gross gains of $85,827 and gross losses of $345,814 were realized on those sales in 1994.

      (d) Recognition of Revenue, Policyholder Account Balances and Policy Benefits

           TRADITIONAL ORDINARY LIFE AND HEALTH

           Revenues from the traditional life insurance policies represent premiums which are recognized as earned when due. Health insurance premiums are recognized as revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the lives of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the deferral and amortization of policy acquisition costs.

           UNIVERSAL LIFE AND VARIABLE LIFE
           Revenues from universal life and variable life policies represent amounts assessed against policyholders. Included in such assessments are mortality charges, surrender charges and policy service fees. Policyholder account balances on universal life consist of the premiums received plus credited interest, less accumulated policyholder assessments. Amounts included in expense represent benefits in excess of policyholder account balances. The value of policyholder accounts on variable life are included in separate account liabilities as discussed below. ANNUITIES Revenues from annuity contracts represent amounts assessed against contractholders. Such assessments are principally sales charges, administrative fees, and in the case of variable annuities, mortality and expense risk charges. The carrying value and fair value of fixed annuities are equal to the policyholder account balances, which represent the net premiums received plus accumulated interest.

      (e) Separate Accounts. Separate account assets and the related liabilities, both of which are valued at market, represent segregated variable annuity and variable life contracts maintained in accounts with individual investment objectives. All investment income (gains and losses of these accounts) accrues directly to the contractholders and therefore does not affect net income of the Company.
      (f) Reclassifications. Certain reclassifications have been made to the 1994 and 1995 Financial Statements in order to conform to the 1996 presentation.

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Note 3 -- Fair Value of Financial Instruments

      The carrying amounts for cash, short-term investments and policy loans as reported in the accompanying balance sheet approximate their fair values. The fair values for fixed maturities and equity-securities are based upon quoted market prices, where available or are estimated using values from independent pricing services.

      The carrying amounts for the Company's liabilities under investment - type contracts approximate their fair values because interest rates credited to account balances approximate current rates paid on similar investments and are generally not guaranteed beyond one year. Fair values for the Company's insurance contracts other than investment - type contracts are not required to be disclosed. However, the fair values of liabilities for all insurance contracts are taken into consideration in the overall management of interest rate risk, which minimizes exposure to changing interest rates.

Note 4 -- Retirement Plans
      The Company participates in a non-contributory profit sharing plan for the benefit of its employees and those of other wholly-owned subsidiaries of its parent. The Plan provides for retirement benefits based upon earnings. Vesting of benefits is based upon years of service. For the years ended December 31, 1996, 1995 and 1994, the Company charged operations approximately $100,000, $40,000 and $ 0, respectively for its portion of the contribution.

      The Company also has a non-contributory retirement plan for the benefit of its sales agents. The plan provides for retirement benefits based upon commission on first-year premiums and length of service. The plan is unfunded. Vesting of benefits is based upon graduated percentages dependent upon the number of allocations made in accordance with the plan by the Company for each participant. The Company charged to operations pension expenses of approximately $414,000 in 1996, $375,000 in 1995 and $312,000 in 1994. The accrued liability of approximately $2,858,000 in 1996 and $2,621,000 in 1995 was sufficient to cover the value of benefits provided by the plan.

      In addition, the Company participates in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 1996 and 1995 was not material.

Note 5 -- Commitments and Contingent Liabilities
      The Company has agreements with affiliates and non-affiliates as follows:
      (a) The  Company's  maximum  retention  on any one life is  $100,000.  The
Company reinsures a portion of its risk with other insurance companies and reserves are reduced by the amount of reserves for such reinsured risks. The Company is liable for any obligations which any reinsurance company may be unable to meet. The Company had reinsured approximately 10% of its net life insurance in force at December 31, 1996, 1995 and 1994. The Company also had assumed reinsurance amounting to approximately 21%, 20% and 21% of its net life insurance in force at the respective year ends. None of these transactions had any material effect on the Company's operating results.

      (b) The Company and certain affiliates share office space, data processing facilities and management personnel. Charges for these services are based upon space occupied, usage of data processing facilities and time allocated to management. During the years ended December 31, 1996, 1995 and 1994, the Company paid approximately $1,222,000, $1,282,000 and $1,099,000, respectively, for these services. In addition, the Company reimbursed an affiliate approximately $9,709,000 in 1996, $8,739,000 in 1995,and $6,651,000 in 1994 for commissions relating to the sale of its products.

           The Company maintains a checking account with a financial institution, which is also a wholly-owned subsidiary of its parent. The balance in this account was approximately $ 326,000 at December 31, 1996 and $343,000 at December 31, 1995.

      (c) The Company is subject to certain claims and lawsuits arising in the ordinary course of business. In the opinion of management, all such claims currently pending will not have a material adverse effect on the financial position of the Company or its results of operations.

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 6 -- Adjustments Made to Statutory Accounting Practices

   Note 1 describes some of the common differences between statutory practices and generally accepted accounting principles. The effects of these differences for the years ended December 31, 1996, 1995 and 1994 are shown in the following table in which net income and capital shares and surplus reported therein on a statutory basis are adjusted to a GAAP basis.

                                                     NET INCOME                 CAPITAL SHARES AND SURPLUS
                                                YEAR ENDED DECEMBER 31                AT DECEMBER 31
                                               -----------------------      ------------------------
                                           1996        1995        1994         1996       1995          1994
                                           ----        ----        ----         ----       ----          ----

Reported on a statutory basis.......... $5,002,533 $3,705,334  $2,205,814  $26,580,877  $21,600,537  $18,020,531
                                        ---------- ----------  ----------  -----------  -----------  -----------

Adjustments:
   Deferred policy acquisition costs (b)  (179,085)  (554,677)   (434,228)  17,547,129  17,318,214    19,321,891
   Future policy benefits (a)..........    514,086    422,387     727,849   (2,398,397) (2,912,483)   (3,334,870)
   Deferred income taxes...............    286,000    376,000     352,000      934,000      12,000     1,884,000
   Premiums due and deferred (e).......     85,461     80,133      70,968   (1,359,107) (1,444,568)   (1,524,702)
   Cost of colletion and other statutory
     liabilities.......................    (12,283)   (16,318)    (32,454)      36,984      49,267        65,585
   Non-admitted assets.................         --         --          --      298,731     395,758       385,500
Asset valuation reserve................         --         --          --    1,136,664   1,016,830       901,041
   Interest maintenance reserve........    (48,542)   (40,804)     71,048)       6,271     200,690        (5,070)
   Gross unrealized holding gains (losses) on
     available-for-sale securities...           --         --          --    1,266,000   3,544,000    (4,517,000)
   Net realized capital gains (losses).   (221,025)   373,582    (259,987)         --          --            --
   Other...............................     75,762    126,298)        148          --          --            --
                                        ---------- ----------  ----------  -----------  -----------  -----------
                                           500,374    514,005     353,248   17,468,275  18,179,708    13,176,375
                                        ---------- ----------  ----------  -----------  -----------  -----------

In accordance with generally accepted
   accounting principles............... $5,502,907 $4,219,339  $2,559,062  $44,049,152 $39,780,245   $31,196,906

Per share, based on 534,350 shares
   outstanding.........................     $10.30      $7.90       $4.79       $82.44      $74.45        $58.38
                                            ======      =====       =====       ======     =======        ======

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

   The following is a description of the significant policies used to adjust the net income and capital shares and surplus from a statutory to a GAAP basis.
      (a) Liabilities for future policy benefits have been computed primarily by the net level premium method with assumptions as to anticipated mortality, withdrawals and investment yields. The composition of the policy liabilities and the more significant assumptions pertinent thereto are presented below:


             DISTRIBUTION OF LIABILITIES*                 BASIS OF ASSUMPTIONS
                                 YEARS
       1996         1995        OF ISSUE        INTEREST               MORTALITY TABLE                WITHDRAWAL
      -----         ----        --------        --------               ---------------                ----------
Non-par:
 $ 1,655,040    $ 1,722,604   1962-1967          4 1/2%       1955-60 Basic Select plus Ultimate      Linton B
   5,814,885      5,668,858   1968-1988          5 1/2%       1955-60 Basic Select plus Ultimate      Linton B
   2,546,702      2,574,079   1984-1988          7 1/2%       85% of 1965-70 Basic Select             Modified
                                                                plus Ultimate                         Linton B
      86,508         74,055   1989-Present       7 1/2%       1975-80 Basic Select plus Ultimate      Linton B
     113,117        109,919   1989-Present       7 1/2%       1975-80 Basic Select plus Ultimate      Actual
      34,185         39,885   1989-Present       8%           1975-80 Basic Select plus Ultimate      Actual
  31,902,122     31,896,847   1985-Present       6%           Accumulation of Funds                   --
Par:
     223,500        224,307   1966-1967          4 1/2%       1955-60 Basic Select plus Ultimate      Linton A
  13,357,249     13,557,033   1968-1988          5 1/2%       1955-60 Basic Select plus Ultimate      Linton A
     975,132        988,555   1981-1984          7 1/4%       90% of 1965-70 Basic Select
                                                                plus Ultimate                         Linton B
   4,772,595      4,713,069   1983-1988          9 1/2%       80% of 1965-70 Basic Select
                                                                plus Ultimate                         Linton B
  14,031,404     12,459,045   1990-Present       8%           66% of 1975-80 Basic Select
                                                                plus Ultimate                         Linton B
Annuities:
  21,779,771     25,202,605   1976-Present       5 1/2%       Accumulation of Funds                   --
Miscellaneous:
  16,939,829     15,161,153   1962-Present       2 1/2%-3 1/2%   1958-CSO                             None


----------
* The above amounts are before deduction of deferred premiums of $936,565 in 1996 and $1,017,841 in 1995.

      (b) The costs of acquiring new business, principally commissions and related agency expenses, and certain costs of issuing policies, such as medical examinations and inspection reports, all of which vary with and are primarily related to the production of new business, have been deferred. Costs deferred on universal life and variable life are amortized as a level percentage of the present value of anticipated gross profits resulting from investment yields, mortality and surrender charges. Costs deferred on traditional ordinary life and health are amortized over the premium-paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. Anticipated premium revenue was estimated using the same assumptions which were used for computing liabilities for future policy benefits. Amortization of $1,454,408 in 1996, $1,672,429 in 1995 and $1,573,216
in 1994 was charged to operations.

      (c) Participating business represented 9.8% and 11.1% of individual life insurance in force at December 31, 1996 and 1995, respectively.

      The  Board  of  Directors   annually   approves  a  dividend  formula  for
calculation of dividends to be distributed to participating policyholders.

      The portion of earnings of participating policies that can inure to the benefit of shareholders is limited to the larger of 10% of such earnings or $.50 per thousand dollars of participating insurance in force. Earnings in excess of that limit must be excluded from shareholders' equity by a charge against operations. No such charge has been made, since participating business has operated at a loss to date on a statutory basis. It is anticipated, however, that the participating lines will be profitable over the lives of the policies.

      (d) New York State insurance law prohibits the payment of dividends to stockholders from any source other than the statutory unassigned surplus. The amount of said surplus was $16,796,135, $11,815,645 and $8,235,339 at December 31, 1996, 1995 and 1994, respectively.

      (e) Statutory due and deferred premiums are adjusted to conform to the expected premium revenue used in computing future benefits and deferred policy acquisition costs. In this regard, the GAAP due premium is recorded as an asset and the GAAP deferred premium is applied against future policy benefits.

                     FIRST INVESTORS LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 7 -- Federal Income Taxes

      The Company joins with its parent company and other affiliated companies in filing a consolidated Federal income tax return. The provision for Federal income taxes is determined on a separate company basis.

      Retained earnings at December 31, 1996 included approximately $146,000 which is defined as "policyholders' surplus" and may be subject to Federal income tax at ordinary corporate rates under certain future conditions, including distributions to stockholders.


      Deferred tax liabilities (assets) are comprised of the following:

                                                       1996            1995
                                                       ----            ----
Policyholder dividend provision .................  $  (332,719)   $  (323,612)
Non-qualified agents' pension plan reserve ......   (1,127,384)    (1,044,728)
Deferred policy acquisition costs ...............    2,507,526      2,968,214
Future policy benefits ..........................   (2,346,908)    (2,639,345)
Bond discount ...................................       28,677         27,842
Unrealized holding gains (losses) on
     Available-For-Sale Securities                     331,000        967,000
Other ...........................................        5,808         32,629
                                                   -----------    -----------
                                                   $  (934,000)   $   (12,000)
                                                   ===========    ===========


      The currently payable Federal Income tax provision of $3,099,000 for 1996 is net of a $75,000 Federal tax benefit resulting from a capital loss carryback of $221,025 and the $838,000 for 1994 is net of a $102,000 Federal tax benefit resulting from a capital loss carry back of $259,987.

      A reconciliation of the Federal statutory income tax rate to the Company's effective tax rate is as follows:

                                                           1996    1995    1994
                                                           ----    ----    ----
Application of statutory tax rate........................   34%     34%     34%
Special tax deduction for life insurance companies.......   --      --     (18)
                                                           ---     ---     ---
  .......................................................   34%     34%     16%
                                                            ===    ===     ===

                  FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D

                            PART C: OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits

          (a) Financial Statements:

              No financial statements for Registrant are included in this Registration Statement, because Registrant had not commenced operations as of the effective date of this Registration Statement.

              The financial statements for the period ending December 31, 1996 for First Investors Life Insurance Company are included in Part B.

          (b) Exhibits:

            1. Resolution of the Board of Directors of First Investors Life Insurance Company establishing Separate Account D.

            2. Safekeeping Agreement between First Investors Life Insurance Company and United States Trust Company of New York.

            3.    Distribution Contracts:

                   (a) Underwriting Agreement between First Investors Life Insurance Company and First Investors Corporation; and

                   (b) Specimen Variable Annuity Dealer Agreement between First Investors Corporation and dealers.

            4. Specimen Individual Variable Annuity Contract issued by First Investors Life Insurance Company for participation in Separate Account D.

            5. Form of application used with Individual Variable Annuity Contract provided in response to (4) above.

            6. (a)(1)Declaration of Intention and Charter of First Investors Life Insurance Company;

                  (2) Certificate of Amendment;

                  (3) Certificate of Amendment;

                  (4) Certificate of Amendment; and

                  (5) Certificate of Amendment.

            7.    Not applicable.

            8.    Not applicable.

            9. Opinion and Consent of Tammie Lee, Esq., special counsel to First Investors Life Insurance Company.

            10.   Consent of Independent Public Accountants

            11.   Not applicable.

            12.   Not applicable.

            13.   Not applicable.

            14.   Not applicable.

            15.   Powers of Attorney.

ITEM 25.  Directors and Officers of the Depositor

          The following are the Directors and Officers of First investors Life Insurance Company:

                                                 Position and Office
                Name and                         with First Investors
       Principal Business Address                Life Insurance Company
       --------------------------                ----------------------
(Unless otherwise noted, an individual's business address is 95 Wall Street, New York, New York 10005.)

Jay G. Baris                                     Director
Kramer, Levin, Naftalis & Frankel
919 Third Avenue
New York, N.Y. 10022

Glenn T. Dallas                                  Director
21 Eagle Nest Road
Morristown, N.J.  07960

William H. Drinkwater                            First Vice President &
                                                  Chief Actuary

                                                 Position and Office
                Name and                         with First Investors
       Principal Business Address                Life Insurance Company
       --------------------------                ----------------------

George V. Ganter                                 Director

Robert J. Grosso                                 Director
581 Main Street
Woodbridge, N.J.  07095

William M. Lipkus                                Vice President &
                                                  Chief Accounting Officer

Glenn O. Head                                    Chairman & Director

Kathryn S. Head                                  Director
581 Main Street
Woodbridge, N.J.  07095

Scott Hodes                                      Director
Arvey, Hodes, Costello & Burman
180 North LaSalle Street
Chicago, IL  60601

Carol Lerner Brown                               Secretary

Jackson Ream
Republic Bank of Dallas
P.O. Box 225961
Dallas, TX  75265

Nelson Schaenen, Jr.                             Director
Weiss, Peck & Greer
One New York Plaza
New York, New York  10004

John T. Sullivan                                 Director

Ada M. Suchow                                    Vice President &
                                                  Assistant Secretary

ITEM 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

         There are no persons directly or indirectly controlled by or under common control with the Registrant. Registrant is a separate account of First Investors Life Insurance Company, the Depositor. Set forth below are all persons controlled by or under common control with First Investors Life Insurance
Company:

Route 33 Realty Corporation (New Jersey). Ownership: 100% by First Investors Life Insurance Company; Principal Business: Real Estate; Subsidiary of First Investors Life Insurance Company.

First Investors Consolidated Corporation ("FICC") (Delaware).  Ownership:  Glenn
O. Head is the controlling shareholder; Principal Business: Holding Company; Parent of First Investors Life Insurance Company.

Administrative Data Management Corp. (New York). Ownership: 100% owned by FICC; Principal Business: Transfer Agent; Affiliate of First Investors Life Insurance Company.

Executive Investors Management Company, Inc. (Delaware). Ownership: 100% owned by FICC; Principal Business: Investment Advisor; Affiliate of First Investors Life Insurance Company.

First Investors Asset Management Company, Inc. (Delaware). Ownership: 100% owned by FICC; Principal Business: Investment Advisor; Affiliate of First Investors Life Insurance Company.

First Investors Corporation (New York). Ownership: 100% owned by FICC; Principal
Business: Broker-Dealer; Affiliate of First Investors Life Insurance Company.

First Investors Leverage Corporation (New York). Ownership: 100% owned by FICC; Principal Business: Inactive; Affiliate of First Investors Life Insurance Company.

First Investors Management Company, Inc. (New York). Ownership: 100% of common stock owned by FICC; Principal Business: Investment Advisor; Affiliate of First Investors Life Insurance Company.

First Investors  Realty  Company,  Inc. (New Jersey).  Ownership:  100% owned by
FICC; Principal Business: Real Estate; Affiliate of First Investors Life Insurance Company.

First Investors Resources, Inc. (Delaware). Ownership: 100% owned by FICC; Principal Business: Commodity Pool Operator; Affiliate of First Investors Life Insurance Company.

Executive Investors Corporation (Delaware). Ownership: 100% owned by FICC; Principal Business: Broker-Dealer; Affiliate of First Investors Life Insurance Company.

First Financial Savings Bank, S.L.A. ("FFSB") (New Jersey). Ownership: 100% owned by FICC, except Directors Qualifying Shares; Principal Business: Savings and Loan; Affiliate of First Investors Life Insurance Company.

First Investors Credit Corporation (New Jersey). Ownership: 100% owned by FICC; Principal Business: Real Estate; Affiliate of First Investors Life Insurance Company.

N.A.K. Realty Corporation (New Jersey). Ownership: 100% owned by FICC; Principal
Business: Real Estate; Affiliate of First Investors Life Insurance Company.

Real Property Development Corporation (New Jersey). Ownership: 100% owned by FICC; Principal Business: Real Estate; Affiliate of First Investors Life Insurance Company.

First Investors Credit Funding Corporation (New York). Ownership: 100% owned by FICC; Principal Business: Sells commercial paper; Affiliate of First Investors Life Insurance Company.

School Financial Management Services, Inc. (Ohio). Ownership: 100% owned by FICC; Principal Business: Tuition assistance program; Affiliate of First Investors Life Insurance Company.

Specialty Insurance Group, Inc. (Delaware) Ownership: 100% owned by FICC; Principal Business: Sells specialty insurance to non-profit organizations and private and parochial schools; Affiliate of First Investors Life Insurance Company.

ITEM 27.  Number of Contractowners

          Not Applicable

ITEM 28.  Indemnification

         Article XIV of the By-Laws of First Investors Life Insurance Company provides as follows:

         "To the full extent authorized by law and by the Charter, the Corporation shall and hereby does indemnify any person who shall at any time be made, or threatened to be made, a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or his intestate is or was a director or officer of the Corporation or served another corporation in any capacity at the request of the Corporation, provided, that the notice required by Section 62-a of the Insurance Law of the State of New York, as now in effect or as amended from time to time, be filed with the Superintendent of Insurance."

         Reference is hereby made to the New York Business Corporation Law, Sections 721 through 725.

         The general effect of this Indemnification will be to indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person, or that person's testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorney's fees, actually and necessarily incurred in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted in good faith, for a purpose reasonably believed by that person to be in, and not opposed to, the best interests of the corporation and not otherwise knowingly unlawful.

         A directors and officers liability policy in the amount of $3,000,000 covering First Investors Life's directors and officers has been issued by the Great American Insurance Companies.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the First Investors Life Variable Annuity Fund D pursuant to the foregoing provisions, or otherwise, the First Investors Life Variable Annuity Fund D has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the First Investors Life Variable Annuity Fund D of expenses incurred or paid by a director, officer or controlling person of the First Investors Life Variable Annuity Fund D in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the First Investors Life Variable Annuity Fund D will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. Principal Underwriters

     (a) First Investors Corporation, Underwriter of the Registrant, is also Underwriter for:

               First Investors Cash Management Fund, Inc.
               First Investors Fund For Income, Inc.
               First Investors Series Fund
               First Investors Government Fund, Inc.
               First Investors High Yield Fund, Inc.
               First Investors Global Fund, Inc.
               First Investors Multi-State Insured Tax Free Fund
               First Investors New York Insured Tax Free Fund, Inc. First Investors Insured Tax Exempt Fund, Inc.
               First Investors Tax-Exempt Money Market Fund, Inc.

               First Investors U.S. Government Plus Fund
               First Investors Series Fund II, Inc.
               First Investors Life Variable Annuity Fund A
               First Investors Life Level Premium Variable Life Insurance
                 (Separate Account B)
               First Investors Life Variable Annuity Fund C

          First Investors Corporation is Sponsor of:

               First Investors  Single Payment and Periodic  Payment
                  Plans I for Investment in First  Investors  Global
                  Fund, Inc.
               First Investors  Single Payment and Periodic  Payment
                  Plans II for Investment in First Investors  Global
                  Fund, Inc.
               First Investors  Single Payment and Periodic  Payment
                  Plans for  Investment in First  Investors Fund For
                  Income, Inc.
               First Investors  Single Payment and Periodic  Payment
                  Plans for Investment in First Investors Government
                  Fund, Inc.
               First Investors Periodic Payment Plans for Investment
                  in First Investors High Yield Fund, Inc.
               First Investors  Single Payment and Periodic  Payment
                  Plans for the Accumulation of Shares of First Investors Global Fund, Inc.
               First Investors  Single Payment and Periodic  Payment
                  Plans for Investment in First Investors Insured Tax Exempt Fund, Inc.

       (b) The following persons are the officers and directors of First Investors Corporation:

                 Name and Principal                Position and Office with
            Business Address (continued)          First Investors Corporation
            ----------------------------          ---------------------------
(Unless  otherwise  noted, an  individual's
business address is 95 Wall Street,
New York, New York  10005)

Joseph I. Benedek                               Treasurer
581 Main Street
Woodbridge, New Jersey 07095

Howard M. Factor                                Vice President

Lawrence A. Fauci                               Senior Vice President and
                                                  Director

Glenn O. Head                                   Chairman and Director

Kathryn S. Head                                 Vice President, Chief Financial
581 Main Street                                   Officer and Director
Woodbridge, New Jersey  07095

Marvin Hecker                                   President

                 Name and Principal                Position and Office with
            Business Address (continued)          First Investors Corporation
            ----------------------------          ---------------------------
(Unless  otherwise  noted, an  individual's
business address is 95 Wall Street,
New York, New York  10005)

Jane W. Kruzan                                    Director

Larry R. Lavoie                                   Secretary and General Counsel

Jeremiah J. Lyons                                 Director

Frederick Miller                                  Senior Vice President
581 Main Street
Woodbridge, New Jersey  07095

Elizabeth Reilly                                  Vice President
581 Main Street
Woodbridge, New Jersey  07095

Louis Rinaldi                                     Senior Vice President
581 Main Street
Woodbridge, New Jersey  07095

Matthew Smith                                     Vice President
581 Main Street
Woodbridge, New Jersey  07095

John T. Sullivan                                  Director

ITEM 30. Location of Accounts and Records

         All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, are located at the offices of Registrant, 95 Wall Street, New York, New York.

ITEM 31. Management Services

         Not applicable.

ITEM 32. Undertakings

         Registrant hereby makes the following undertakings:

          (a) An undertaking to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          (b) An undertaking to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

          (c) An undertaking to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          (d) REPRESENTATION REGARDING REASONABLENESS AGGREGATE CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(E)(2)(A) THE INVESTMENT COMPANY ACT OF 1940

                  First Investors Life Insurance Company ("First Investors Life") represents that the fees and charges deducted under the Contracts that are identified as Contract Form VAC (CDSC) and described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Investors Life under the Contracts. First Investors Life bases it representation on its assessment of all of the facts and circumstances, including such relevant factors, as the nature and extent of such services, expenses and risks; the need for First Investors Life to earn a profit; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of April, 1997.

                                  FIRST INVESTORS LIFE VARIABLE
                                  ANNUITY FUND D
                                  (Registrant)

                                  By /s/Richard H. Gaebler
                                     ---------------------
                                     Richard H. Gaebler, President
                                     First Investors Life Insurance
                                     Company

                                  FIRST INVESTORS LIFE INSURANCE COMPANY
                                  (Depositor)

                                  By /s/Richard H. Gaebler
                                     ---------------------
                                     Richard H. Gaebler
                                     President

         As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

     SIGNATURE                      TITLE                      DATE
     ---------                      -----                      ----

/s/Richard H. Gaebler         President and Director       April 11, 1997
---------------------
Richard H. Gaebler

/s/Lawrence M. Falcon         Senior Vice President        April 11, 1997
---------------------         and Comptroller
Lawrence M. Falcon


Glenn O. Head*                Chairman and Director         April 11, 1997
Jay G. Baris*                 Director                      April 11, 1997
George V. Ganter*             Director                      April 11, 1997
Robert J. Grosso*             Director                      April 11, 1997
Scott Hodes*                  Director                      April 11, 1997
Jackson Ream*                 Director                      April 11, 1997
Nelson Schaenen Jr.*          Director                      April 11, 1997
John T. Sullivan*             Director                      April 11, 1997
Kathryn S. Head*              Director                      April 11, 1997
Glenn T. Dallas*              Director                      April 11, 1997


* By: /s/Richard H. Gaebler
      ---------------------
      Richard H. Gaebler
      Attorney-In-Fact
      Pursuant to Power of
      Attorney

                                INDEX TO EXHIBITS


Exhibit
Number                                         Description
-------                                        ------------

99.N4.1 Resolution of Board of Directors of First Investors Life Insurance Company ("First Investors Life")

99.N4.2                      Safekeeping Agreement

99.N4.3A                     Underwriting Agreement

99.N4.3B                     Specimen Variable Annuity Dealer Agreement

99.N.4                       Specimen Individual Variable Annuity Contract

99.N4.5                      Form of application

99.N4.6A.1                   Declaration of Intention and Charter of First
                             Investors Life

99.N4.6A.2                   Certificate of Amendment

99.N4.6A.3                   Certificate of Amendment

99.N4.6A.4                   Certificate of Amendment

99.N4.6A.5                   Certificate of Amendment

99.N4.6B                     By-Laws of First Investors Life

99.N4.9                      Opinion and Consent of counsel

99.N4.10                     Consent of Independent Accountants

99.N4.15                     Power of Attorney